Exhibit 99.2
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

THE THOMSON CORPORATION

Annex A-2
Management’s Responsibility for the Consolidated Financial Statements
The management of The Thomson Corporation is responsible for the accompanying consolidated financial statements and other information included in the annual report. The financial statements have been prepared in conformity with Canadian generally accepted accounting principles using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.
The Company’s board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Company’s independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee recommends to the board of directors the approval of the interim and annual consolidated financial statements and the annual appointment of the independent auditors. The board of directors has approved the information contained in the accompanying consolidated financial statements.

/s/ Richard J. Harrington	/s/ Robert D. Daleo

Richard J. Harrington	Robert D. Daleo
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer
March 6, 2008

Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting.
Internal control over financial reporting is a process that was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework and criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

/s/ Richard J. Harrington	/s/ Robert D. Daleo

Richard J. Harrington	Robert D. Daleo
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer
March 6, 2008

INDEPENDENT AUDITORS’ REPORT
To the shareholders of The Thomson Corporation:
We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of The Thomson Corporation as of December 31, 2007 and 2006. Our opinions, based on our audits, are presented below.
Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of The Thomson Corporation (the “Company”) as of December 31, 2007 and December 31, 2006, and the related consolidated statements of earnings, cash flows and changes in shareholders’ equity for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the two years then ended in accordance with Canadian generally accepted accounting principles.
As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for uncertain income tax positions effective January 1, 2007.
Internal Control over Financial Reporting
We have also audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 6, 2008

The Thomson Corporation
Consolidated Statement of Earnings

	Year ended
	December 31
	2007	2006
(millions of U.S. dollars, except per common share amounts)		(note 8)
Revenues	7,296	6,591
Cost of sales, selling, marketing, general and administrative expenses	(5,275)	(4,665)
Depreciation (note 11 and 12)	(468)	(438)
Amortization (note 13)	(256)	(240)

Operating profit	1,297	1,248
Net other (expense) income (note 5)	(34)	1
Net interest expense and other financing costs (note 6)	(12)	(221)
Income taxes (note 7)	(155)	(116)

Earnings from continuing operations	1,096	912
Earnings from discontinued operations, net of tax (note 8)	2,908	208

Net earnings	4,004	1,120
Dividends declared on preference shares (note 16)	(6)	(5)

Earnings attributable to common shares	3,998	1,115

Earnings per common share (note 9):
Basic earnings per common share:
From continuing operations	$1.70	$1.41
From discontinued operations	$4.54	$0.32

Basic earnings per common share	$6.24	$1.73

Diluted earnings per common share:
From continuing operations	$1.69	$1.41
From discontinued operations	$4.51	$0.32

Diluted earnings per common share	$6.20	$1.73
The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Balance Sheet

	December 31
	2007	2006
(millions of U.S. dollars)		(note 8)
Assets
Cash and cash equivalents	7,497	334
Accounts receivable, net of allowances of $81 million (2006 - $97 million) (note 10)	1,565	1,364
Prepaid expenses and other current assets	508	368
Deferred income taxes (note 7)	104	153
Current assets of discontinued operations (note 8)	4	1,046

Current assets	9,678	3,265
Computer hardware and other property, net (note 11)	731	624
Computer software, net (note 12)	721	647
Identifiable intangible assets, net (note 13)	3,438	3,451
Goodwill (note 14)	6,935	6,538
Other non-current assets	1,322	1,092
Non-current assets of discontinued operations (note 8)	6	4,525

Total assets	22,831	20,142

Liabilities and shareholders’ equity
Liabilities
Short-term indebtedness (note 15)	183	333
Accounts payable and accruals	1,532	1,305
Deferred revenue	1,108	954
Current portion of long-term debt (note 15)	412	264
Current liabilities of discontinued operations (note 8)	4	883

Current liabilities	3,239	3,739
Long-term debt (note 15)	4,264	3,681
Other non-current liabilities	783	785
Deferred income taxes (note 7)	974	1,007
Non-current liabilities of discontinued operations (note 8)	—	449

Total liabilities	9,260	9,661

Shareholders’ equity
Capital (note 16)	2,932	2,799
Retained earnings	10,355	7,169
Accumulated other comprehensive income	284	513

Total shareholders’ equity	13,571	10,481

Total liabilities and shareholders’ equity	22,831	20,142
Contingencies (note 18)
The related notes form an integral part of these consolidated financial statements.
Approved by the Board

/s/ David Thomson	/s/ Richard J. Harrington

David Thomson	Richard J. Harrington
Director	Director

The Thomson Corporation
Consolidated Statement of Cash Flow

	Year ended
	December 31
	2007	2006
(millions of U.S. dollars)		(note 8)

Cash provided by (used in):
Operating Activities
Net earnings	4,004	1,120
Remove earnings from discontinued operations	(2,908)	(208)
Add back (deduct) items not involving cash:
Depreciation (notes 11 and 12)	468	438
Amortization (note 13)	256	240
Net gains on disposals of businesses and investments (note 5)	(8)	(47)
Deferred income taxes (note 7)	(124)	(121)
Other, net	258	204
Pension contributions (note 17)	(3)	(23)
Changes in working capital and other items (note 21)	(133)	(50)
Cash provided by operating activities — discontinued operations (note 8)	6	572

Net cash provided by operating activities	1,816	2,125

Investing Activities
Acquisitions, less cash therein of $19 million (2006 — $11 million) (note 19)	(488)	(744)
Proceeds from disposals	18	88
Capital expenditures, less proceeds from disposals of $3 million (2006 — $3 million)	(608)	(452)
Other investing activities	(37)	(26)
Capital expenditures of discontinued operations (note 8)	(97)	(185)
Other investing activities of discontinued operations	(2)	(17)
Net proceeds from disposals of discontinued operations (note 8)	7,151	81
Acquisitions by discontinued operations	(54)	(35)

Net cash provided by (used in) investing activities	5,883	(1,290)

Financing Activities
Proceeds from debt (note 15)	794	—
Repayments of debt (note 15)	(249)	(88)
Net (repayments) borrowings under short-term loan facilities	(180)	108
Purchase of sterling call options (note 15)	(76)	—
Repurchase of common shares (note 16)	(168)	(412)
Dividends paid on preference shares (note 16)	(6)	(5)
Dividends paid on common shares (note 16)	(612)	(553)
Other financing activities, net	33	38

Net cash used in financing activities	(464)	(912)

Translation adjustments	(72)	4

Increase (decrease) in cash and cash equivalents	7,163	(73)
Cash and cash equivalents at beginning of period	334	407

Cash and cash equivalents at end of period	7,497	334
Supplemental cash flow information is provided in notes 6 and 21.
The related notes form an integral part of these consolidated financial statements

The Thomson Corporation
Consolidated Statement of Changes In Shareholders’ Equity

	Stated				Accumulated other	Total retained
	share	Contributed	Total	Retained	comprehensive	earnings
(millions of U.S. dollars)	capital(1)	surplus	capital	earnings	income (“AOCI”)	and AOCI	Total

Balance, December 31, 2006	2,642	157	2,799	7,169	513	7,682	10,481
Opening balance adjustment for income tax accounting change (note 2)	—	—	—	(33)	—	(33)	(33)

Balance, January 1, 2007	2,642	157	2,799	7,136	513	7,649	10,448

Comprehensive income:
Net earnings				4,004	—	4,004	4,004
Unrecognized net loss on cash flow hedges				—	(63)	(63)	(63)
Foreign currency translation adjustments				—	89	89	89
Net gain reclassified to income				—	(255)	(255)	(255)

Comprehensive income				4,004	(229)	3,775	3,775
Dividends declared on preference shares	—	—	—	(6)	—	(6)	(6)
Dividends declared on common shares	—	—	—	(628)	—	(628)	(628)
Common shares issued under Dividend Reinvestment Plan (“DRIP”)	16	—	16	—	—	—	16
Repurchase of common shares (note 16)	(17)	—	(17)	(151)	—	(151)	(168)
Effect of stock compensation plans and other plans	86	48	134	—	—	—	134

Balance, December 31, 2007	2,727	205	2,932	10,355	284	10,639	13,571

	Stated					Total retained
	share	Contributed	Total	Retained		earnings and
(millions of U.S. dollars)	capital(1)	surplus	capital	earnings	AOCI	AOCI	Total

Balance, December 31, 2005	2,599	127	2,726	6,992	245	7,237	9,963
Comprehensive income:
Opening balance adjustment for net deferred gain on cash flow hedges (note 2)	—	—	—	—	51	51	51

Balance, January 1, 2006	2,599	127	2,726	6,992	296	7,288	10,014

Net earnings				1,120	—	1,120	1,120
Unrecognized net gain on cash flow hedges				—	8	8	8
Foreign currency translation adjustments				—	230	230	230
Net gain reclassified to income				—	(21)	(21)	(21)

Comprehensive income				1,120	217	1,337	1,337
Dividends declared on preference shares	—	—	—	(5)	—	(5)	(5)
Dividends declared on common shares	—	—	—	(567)	—	(567)	(567)
Common shares issued under DRIP	14	—	14	—	—	—	14
Repurchase of common shares (note 16)	(41)	—	(41)	(371)	—	(371)	(412)
Effect of stock compensation plans	70	30	100	—	—	—	100

Balance, December 31, 2006	2,642	157	2,799	7,169	513	7,682	10,481

(1)	Includes both common and preference share capital (note 16).
The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Notes to Consolidated Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
Note 1: Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements of The Thomson Corporation (“Thomson” or the “Company”) include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). All intercompany transactions and balances are eliminated on consolidation.
Accounting Estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.
Foreign Currency
Assets and liabilities of self-sustaining subsidiaries denominated in currencies other than U.S. dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders’ equity. Other currency gains or losses are included in earnings.
Revenue Recognition
Revenues are recognized, net of estimated returns, when the following four criteria are met:
•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	the fee is fixed or determinable; and

•	collectibility is probable.
Delivery does not occur until products have been shipped or services have been provided to the customer, risk of loss has transferred to the customer, customer acceptance has been obtained or such acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in the client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.
Revenue from sales of third party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction. Several factors are considered to determine whether the Company is an agent or principal, most notably whether the Company is the primary obligor to the customer, has inventory risk or adds meaningful value to the vendor’s product or service. Consideration is also given to whether the Company was involved in the selection of the vendor’s product or service, has latitude in establishing the sales price, or has credit risk.

9.1

In addition to the above general principles, the Company applies the following specific revenue recognition policies:
Subscription-Based Products (Excluding Software)
Revenues from sales of subscription-based products are primarily recognized ratably over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.
Multiple Element Arrangements
When a sales arrangement requires the delivery of more than one product or service that have value on a stand-alone basis, the individual deliverables are accounted for separately, if reliable and objective evidence of fair value for each deliverable is available. The amount allocated to each unit is then recognized when each unit is delivered, provided that all other relevant revenue recognition criteria are met with respect to that unit.
If, however, evidence of fair value is only available for undelivered elements, the revenue is allocated first to the undelivered items, with the remainder of the revenue being allocated to the delivered items, utilizing the residual method. Amounts allocated to delivered items are deferred if there are further obligations with respect to the delivered items. If evidence of fair value is only available for the delivered items, but not the undelivered items, the arrangement is considered a single element arrangement and revenue is recognized as the relevant recognition criteria are met.
Software-Related Products and Services
License fees are generally recognized ratably on a straight-line basis over the license period when the Company has an ongoing obligation over the license period. Alternatively, if there is neither an associated license period nor significant future obligations, revenues are recognized upon delivery. In those instances, costs related to the insignificant obligations are accrued when the related revenue is recognized.
Certain software arrangements include implementation services. Consulting revenues from these arrangements are accounted for separately from software license revenues if the arrangements qualify as service transactions as defined in Statement of Position 97-2, Software Revenue Recognition. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee.
If an arrangement does not qualify for separate accounting of the software license and consulting transactions, then software license revenue is generally recognized together with the consulting services using either the percentage-of-completion or completed-contract method. Contract accounting is applied to any arrangements: (1) that include milestones or customer specific acceptance criteria that may affect collection of the software license fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the software license contract without additional charge or are substantially discounted; or (4) where the software license payment is tied to the performance of consulting services. For certain of these arrangements, a customer’s obligation to pay corresponds to the amount of work performed. In these circumstances, revenue is recognized as a percentage of completed work using the Company’s costs as the measurement factor.
Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient vendor specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.

9.2

Other Service Contracts
For service or consulting arrangements, revenues are recognized as services are performed based on appropriate measures.
Employee Future Benefits
Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. Determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating expected return on plan assets, the assets are valued at a market-related fair value. The market-related fair value recognizes changes in the fair value of plan assets over a five-year period. Actual results will differ from results which are estimated based on assumptions. When the cumulative difference between actual and estimated results exceeds 10% of the greater of the benefit obligation or the fair value of the plan assets, such difference is amortized into earnings over the average remaining service period of active employees. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees at the date of the amendment.
Cash and Cash Equivalents
Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.
Long-lived Assets
Long-lived assets with finite lives are tested for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a situation occurs, the expected future operating cash flows associated with the asset are compared to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the asset, an estimate of the fair value of the asset is computed. Impairment of the carrying amount of a long-lived asset is recognized in operating profit of continuing or discontinued operations, as appropriate, when the carrying amount is not recoverable and is in excess of its fair value. The impairment loss recognized is equal to the excess of the carrying amount over the fair value.
Computer Hardware and Other Property
Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3-5 years
Buildings and building improvements	5-40 years
Furniture, fixtures and equipment	3-10 years
Computer Software
Capitalized Software for Internal Use
Certain costs incurred in connection with the development of software to be used internally are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Costs which qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the consolidated balance sheet. These costs are amortized over their expected useful lives, which

9.3

range from three to ten years. The amortization expense is included in “Depreciation” in the consolidated statement of earnings.
Capitalized Software to be Marketed
In connection with the development of software that is intended to be marketed to customers, certain costs are capitalized once technological feasibility of the product is established and a market for the product has been identified. The capitalized amounts, net of accumulated amortization, are also included in “Computer software, net” in the consolidated balance sheet. The capitalized amounts are amortized over the expected period of benefit, not to exceed three years, and the related amortization expense is included in “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings.
Identifiable Intangible Assets and Goodwill
Upon acquisition, identifiable intangible assets are recorded at fair value. Goodwill represents the excess of the cost of the acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets. The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment because they are not amortized. Impairment is determined by comparing the fair values of such assets with their carrying amounts.
Identifiable Intangible Assets
Certain trade names with indefinite lives are not amortized. Identifiable intangible assets with finite lives are amortized over their estimated useful lives as follows:

Trade names	2-30 years
Customer relationships	1-40 years
Databases and content	2-25 years
Publishing rights	30 years
Other	2-29 years
Identifiable intangible assets with finite lives are tested for impairment as described under “Long-lived Assets” above.
Selected trade names comprise the entire balance of identifiable intangible assets with indefinite lives. For purposes of impairment testing, the fair value of trade names is determined using an income approach, specifically the relief from royalties method.
Goodwill
Goodwill is tested for impairment on a “reporting unit” level. A reporting unit is a business for which: (a) discrete financial information is available; and (b) segment management regularly reviews the operating results of that business. Two or more businesses shall be aggregated and deemed a single reporting unit if the businesses have similar economic characteristics. Goodwill is tested for impairment using the following two-step approach:
•	In the first step, the fair value of each reporting unit is determined. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

9.4

•	In the second step, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. The implied fair value of the reporting unit’s goodwill is then compared to the actual carrying value of goodwill. If the implied fair value is less than the carrying value, an impairment loss is recognized for that excess.
The fair values of the Company’s reporting units are determined based on a combination of various techniques, including the present value of future cash flows, earnings multiples of competitors and multiples from sales of like businesses.
Disposal of Long-lived Assets and Discontinued Operations
Long-lived assets are classified as held for sale once certain criteria are met. Such criteria include a firm decision by management or the board of directors to dispose of a business or a group of selected assets and the expectation that such disposal will be completed within a twelve month period. Assets held for sale are measured at the lower of their carrying amounts or fair values less costs to sell, and are no longer depreciated. Long-lived assets held for sale are classified as discontinued operations if the operations and cash flows will be eliminated from ongoing operations as a result of the disposal transaction and there will not be any significant continuing involvement in the operation of the disposed asset.
Deferred Income Taxes
Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted or substantially enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recorded against deferred income tax assets if management determines that it is more likely than not that such deferred income tax assets will not be realized. The income tax provision for the period is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.
Derivative Financial Instruments
In the ordinary course of business, Thomson enters into the following types of derivative financial instruments to manage foreign currency and interest rate exposures:
•	cross currency swap agreements to hedge foreign currency exposures on non-U.S. dollar denominated debt;

•	foreign currency contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of a particular Thomson subsidiary;

•	interest rate swap agreements to manage the fixed versus floating interest rate mix of debt. Such contracts require periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based; and

•	treasury lock agreements to hedge against changes in interest rates for anticipated debt offerings.
The Company identifies a risk management objective for each transaction. All derivatives are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. For derivatives designated as hedges, periodic assessments of each derivative’s effectiveness are performed.

9.5

While the derivative financial instruments are subject to the risk of loss from changes in exchange and interest rates, these losses are offset by gains on the exposures being hedged. Gains and losses on cross currency swap agreements designated as hedges of existing assets and liabilities are accrued as exchange rates change, thereby offsetting gains and losses from the underlying assets and liabilities. Gains and losses on foreign currency contracts designated as hedges for firm commitments or forecasted transactions are recorded in earnings when the related transaction is realized. The differential paid or received on interest rate swap agreements is recognized as part of net interest expense. Gains and losses on treasury lock agreements are reported as other comprehensive income until settlement. These gains and losses are then recognized in interest expense over the life of the hedged debt. Derivative financial instruments that do not qualify as hedges are measured at fair value with changes recognized in earnings.
Stock-Based Compensation Plans
Stock Incentive Plan
Under the stock incentive plan, Thomson may grant stock options, restricted share units (“RSUs”), performance restricted share units (“PRSUs”) and other equity-based awards to certain employees for a maximum of up to 40,000,000 common shares.
Stock Options
Options vest over a period of four to five years. The maximum term of an option is ten years from the date of grant. Options under the plan are granted at the closing price of the Company’s common shares on the New York Stock Exchange (“NYSE”) on the day prior to the grant date. Compensation expense related to stock options is recognized over the vesting period, based upon the estimated fair value of the options at issuance.
Restricted Share Units
RSUs vest over a period of up to seven years. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company’s common shares on the NYSE on the day prior to the grant date.
Performance Restricted Share Units
The Company issues PRSUs as part of a long-term incentive program for certain senior executives. PRSUs give the holder the right to receive one Thomson common share for each unit that vests on the vesting date. Between 0% and 200% of PRSUs initially granted may vest depending upon the Company’s performance over the three-year performance period against pre-established performance goals. Compensation expense related to each PRSU grant is recognized over the three-year vesting period based upon the closing price of the Company’s common shares on the day prior to the grant date and the number of units expected to vest.
Phantom Stock Plan
Awards under the phantom stock plan are granted in the form of stock appreciation rights (“SARs”). Such awards are payable in cash, and compensation expense is recognized as the SARs change in value based on the fair market value of the Company’s common shares at the end of each reporting period.
Employee Stock Purchase Plan
The Company maintains an employee stock purchase plan whereby eligible employees can purchase Thomson common shares at a 15% discount up to a specified limit utilizing after-tax payroll deductions. The entire amount of the discount is expensed as incurred.

9.6

Comparative Amounts
Prior periods have been restated for discontinued operations.
Note 2: Changes in Accounting Policies
Income Taxes
Effective January 1, 2007, Thomson voluntarily adopted a new accounting policy for uncertain income tax positions. As a result of this change in accounting policy, the Company recorded a non-cash charge of $33 million to its opening retained earnings as of January 1, 2007, with an offsetting increase to non-current liabilities.
Under its previous policy, the Company would reserve for tax contingencies if it was probable that an uncertain position would not be upheld. Under its new policy, the Company evaluates a tax position using a two-step process:
•	First, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.
•	Second, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded.
The Company believes that this new policy will provide reliable and more relevant information because all tax positions of the Company will be affirmatively evaluated for recognition, derecognition and measurement using a consistent threshold of more-likely-than-not, based on the technical merits of a tax position. In addition, the Company will be providing more information about uncertainty related to income tax assets and liabilities.
The Company was not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realized upon ultimate settlement was not collected in prior periods. Further, significant judgments are involved in assessing these tax positions and the Company has concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.
The Company will continue to recognize interest and penalties on underpayment of income taxes as an income tax expense.
Financial Instruments and Comprehensive Income
As of December 31, 2007, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures, and CICA Handbook Section 3862, Financial Instruments – Disclosures (see notes 15 and 16).
Effective January 1, 2006, Thomson adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as accumulated other comprehensive income.

9.7

Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge”, when the hedged item is a future cash flow, or a “fair value hedge”, when the hedged item is the fair value of a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.
In accordance with the provisions of these new standards, the Company reflected the following adjustments as of January 1, 2006:
•	an increase of $53 million to “Other non-current assets” and “Accumulated other comprehensive income” in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;
•	a reclassification of $5 million from “Other current assets” and $3 million from “Other current liabilities” to “Accumulated other comprehensive income” in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges;
•	an increase of $16 million to “Other non-current assets” and “Long-term debt” in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges; and
•	a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income.”
The adoption of these new standards had no material impact on the Company’s consolidated statement of earnings. The unrealized gains and losses included in “Accumulated other comprehensive income” were recorded net of taxes, which were nil.
Discontinued Operations
In April 2006, the Emerging Issues Committee of the CICA (“EIC”) issued Abstract 161, Discontinued Operations (“EIC-161”). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on the Company’s consolidated financial statements.
Stock-Based Compensation
In July 2006, the Company adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (“EIC-162”), retroactively to January 1, 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC-162 did not have an impact on the Company’s financial statements.

9.8

Note 3: Proposed Acquisition of Reuters Group PLC
Overview
In May 2007, Thomson agreed to acquire Reuters Group PLC (“Reuters”) by implementing a dual listed company (“DLC”) structure.
Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed – The Thomson Corporation, an Ontario, Canada corporation, will be renamed Thomson Reuters Corporation, and Thomson Reuters PLC will be a new United Kingdom company in which existing Reuters shareholders will receive shares as part of their consideration in the transaction. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. The boards of the two parent companies will comprise the same individuals, as will the companies’ executive management teams. The transaction has been cleared by antitrust regulators in Europe, the United States and Canada, and the only significant conditions to close that remain are shareholder and court approvals.
Consideration
As consideration for the proposed transaction, Reuters shareholders will be entitled to receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. To effect the transaction, Reuters will be indirectly acquired by Thomson Reuters PLC pursuant to a scheme of arrangement. On closing, one Thomson Reuters PLC ordinary share will be equivalent to one Thomson Reuters Corporation common share under the DLC structure. Thomson shareholders will continue to own their existing common shares. Based on the closing Thomson share price and the applicable $/£ exchange rate on May 14, 2007, which was the day before Thomson and Reuters announced the agreement, each Reuters share was valued at approximately 691 pence per share.
Ownership
Based on the issued share capital of each of Thomson and Reuters (on a fully diluted basis) as of February 22, 2008, The Woodbridge Company Limited and other companies affiliated with it (“Woodbridge”) will have an economic and voting interest in Thomson Reuters of approximately 53%, other Thomson shareholders will have an interest of approximately 23% and Reuters shareholders will have an interest of approximately 24%. As of December 31, 2007, Woodbridge and other companies affiliated with it beneficially owned approximately 70% of the Company’s common shares.
Antitrust/Regulatory Review Process
On February 19, 2008, Thomson and Reuters received antitrust clearances from the U.S. Department of Justice, the European Commission and the Canadian Competition Bureau to complete the transaction (see note 25 for further details).
Shareholder Approvals
Thomson and Reuters have submitted the proposed transaction to the respective Companies’ shareholders for approval and applied for requisite court approvals in Ontario, Canada and England. Special shareholder meetings for Thomson and Reuters are each scheduled for March 26, 2008 to approve the transaction. Thomson’s board of directors has unanimously approved the transaction and has unanimously recommended that the Company’s shareholders vote in favor of it. Woodbridge has irrevocably committed to vote in favor of the transaction. The Reuters board of directors has unanimously approved the transaction and is also unanimously recommending that Reuters shareholders vote in favor of it.

9.9

Note 4: THOMSONplus Program
THOMSONplus is a series of initiatives, announced in 2006, which will allow Thomson to become a more integrated operating company by leveraging assets and infrastructure across all segments of its business. The program is expected to produce cost savings for its businesses by:
•	Realigning its business units into five segments;

•	Streamlining and consolidating certain functions such as finance, accounting and business systems;

•	Leveraging infrastructure and technology for customer contact centers;

•	Establishing low-cost shared service centers;

•	Consolidating certain technology infrastructure operations such as voice and data networks, data centers, storage and desktop support; and

•	Re-engineering certain product development and production functions and realigning particular sales forces within its business segments.
To accomplish these initiatives, the Company had previously reported that it expected to incur approximately $250 million of expenses from inception through 2009, primarily related to technology and restructuring costs and consulting services. Because THOMSONplus is a series of initiatives, it was noted that the timing of these costs and savings may shift between different calendar years. While the Company’s overall estimates of costs and savings for the program remain unchanged, it now expects to complete the program and reach its savings targets earlier than originally estimated. As a result, the Company accelerated spending that was initially planned for future years into 2007 and expects to complete the program in 2008.
In 2007, the Company incurred $153 million of expenses associated with THOMSONplus. These expenses primarily related to consulting fees, severance costs and charges associated with the restructuring of Thomson Legal’s North American sales force. The consulting costs primarily related to Thomson’s efforts to deploy SAP as its company-wide ERP system, which will continue into 2008, as well as efforts to improve the customer service infrastructure. The severance costs principally related to the elimination of certain finance positions in conjunction with the establishment of centralized service centers, efforts to streamline the operations of Thomson Financial and the restructuring of Thomson Legal’s North American sales force.
In 2006, the Company incurred $60 million of expenses consisting primarily of consulting fees and severance costs. The consulting costs primarily related to the Company’s efforts to deploy SAP. Additionally, the Company incurred $9 million of expenses associated with businesses that were reclassified to discontinued operations in 2006. These expenses consisted of severance costs and losses on vacated leased properties.
Because THOMSONplus is a corporate program, expenses associated with it are reported within the Corporate and Other segment. Restructuring activities represented approximately $91 million of the expense for 2007. The liabilities associated with these restructuring activities were not material as of December 31, 2007 and 2006.

9.10

Note 5: Net Other (Expense) Income
The components of net other (expense) income include:

	Year ended
	December 31
	2007	2006
Net gains on disposals of businesses and investments	8	47
Equity in earnings of unconsolidated affiliates	4	—
Other expense, net	(46)	(46)

Net other (expense) income	(34)	1
Net Gains on Disposals of Businesses and Investments
For 2006, net gains on disposals of businesses and investments were comprised primarily of a gain on the sale of an equity investment.
Other Expense, net
For 2007, other expense, net, primarily related to the loss on the fair value of sterling call options. The sterling call options were acquired as part of the Company’s hedging program to mitigate exposure to the $/£ exchange rate on the cash consideration to be paid for the proposed acquisition of Reuters (see note 15).
For 2006, other expense, net, primarily related to a legal reserve representing Thomson’s portion of the cash settlement paid in 2007 related to the Rodriguez v. West Publishing Corp. and Kaplan Inc. lawsuit.
Note 6: Net Interest Expense and Other Financing Costs
The components of net interest expense and other financing costs include:

	Year ended
	December 31
	2007	2006
Interest income	230	24
Interest expense on short-term indebtedness	(19)	(26)
Interest expense on long-term debt	(223)	(219)

	(12)	(221)
Interest paid on short-term indebtedness and long-term debt during 2007 was $230 million (2006 – $244 million) and interest received during 2007 was $224 million (2006 – $25 million).

9.11

Note 7: Income Taxes
The components of earnings (loss) from continuing operations before taxes by jurisdiction are as follows:

	Year ended
	December 31
	2007	2006

Canada	(206)	(242)
U.S. and other jurisdictions	1,457	1,270

Total earnings before taxes	1,251	1,028
The provision for income taxes on continuing operations consisted of:

	Year ended
	December 31
	2007	2006

Canada:
Current	1	1
Deferred	(46)	(20)

Total Canadian	(45)	(19)

U.S. and other jurisdictions:
Current	278	236
Deferred	(78)	(101)

Total U.S. and other jurisdictions	200	135

Total worldwide	155	116

9.12

The tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities at December 31 are as follows:

	Year ended
	December 31
	2007	2006

Accrued expenses	182	181
Deferred and stock-based compensation	136	124
Accounts receivable allowances	27	32
Tax loss and credit carryforwards	1,013	862
Other	81	147

Total deferred tax asset	1,439	1,346
Valuation allowance	(395)	(441)

Net deferred tax asset	1,044	905
Intangible assets	(1,184)	(1,279)
Other long-lived assets(1)	(36)	(37)
Financial instruments	(539)	(273)
Pension	(130)	(144)
Other	—	(16)

Total deferred tax liability	(1,889)	(1,749)

Net deferred tax liability	(845)	(844)

(1)	Other long-lived assets include Computer hardware and other property and Computer software.
The net deferred liability of $845 million (2006 — $844 million) was comprised of net current deferred tax assets of $104 million (2006 — $153 million), net long-term deferred tax liabilities of $974 million (2006 — $1,007 million) and net long-term deferred tax assets of $25 million (2006 — $10 million).

9.13

The Company records valuation allowances against deferred income tax assets when management determines that it is more likely than not that such deferred income tax assets will not be realized. The following details the movements in the valuation allowance for the years ended December 31, 2007 and 2006:

	Year ended
	December 31
	2007	2006

Balance at beginning of year	441	412
Additions due to losses with no benefit	7	68
Prior year Canadian net operating losses with no benefit(1)	107	—
Releases of valuation allowances to income	(21)	(26)
Reduction due to change in deferred tax liability related to debt instruments(2)	(244)	(26)
Translation	113	5
Other items	(8)	8

Balance at end of year	395	441

(1)	Recognition results from current year change in tax law.

(2)	Canadian tax losses are first offset by deferred tax liabilities not related to indefinite lived intangible assets before computing the required valuation allowance. The deferred tax liability increased in 2007 and 2006 from the revaluation of debt and currency swaps. As the deferred tax liability increased, the requirement for the valuation allowance decreased by the same amount.
The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate to the income tax provision:

	Year ended
	December 31
	2007	2006

Earnings before taxes	1,251	1,028

Income taxes at the Canadian corporate tax rate of 35.4%	443	364
Differences attributable to:
Effect of income taxes recorded at rates different from the Canadian tax rate	(302)	(276)
Additions to valuation allowance due to losses with no benefit	7	68
Releases of valuation allowances to income	(21)	(26)
Tax on debt instruments(1)	42	—
Impact of tax law changes	(14)	—
Net change to contingent tax liabilities	14	(5)
Other, net	(14)	(9)

Income tax provision on continuing operations	155	116

(1)	Represents tax on settlement of certain debt instruments for which there is no corresponding pre-tax income statement gain.
The effective income tax rate in each year was lower than the Canadian corporate income tax rate due principally to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. Specifically, while the

9.14

Company generates revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges among subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, the effective tax rate differs substantially from the Canadian corporate tax rate. The Company’s effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates.
At December 31, 2007, the Company had Canadian tax loss carryforwards of $1,949 million, tax loss carryforwards in other jurisdictions of $836 million, and U.S. state tax loss carryforwards which, at current U.S. state rates, have an estimated value of $14 million. If not utilized, the majority of the Canadian tax loss carryforwards will expire between 2009 and 2015. The majority of the tax loss carryforwards from other jurisdictions may be carried forward indefinitely, while the U.S. state tax loss carryforwards expire between 2008 and 2027. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. Additionally, the Company had $83 million related to capital loss carryforwards that may be used only in offsetting future capital gains.
The total amount of undistributed earnings of non-Canadian subsidiaries for income tax purposes was approximately $9.4 billion at December 31, 2007. A majority of such undistributed earnings can be remitted to Canada tax free. Where tax free remittance of undistributed earnings is not possible, it is the Company’s intention to reinvest such undistributed earnings and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes that may become payable if undistributed earnings from non-Canadian subsidiaries were distributed by those companies. The additional taxes on undistributed earnings are not practicably determinable.
The Company maintains liabilities for tax contingencies (or uncertain tax positions) associated with known issues under discussion with tax authorities and transactions yet to be settled. The Company regularly assesses the adequacy of these liabilities. Contingencies are reversed to income in the period in which management assesses that they are no longer required, or when they become no longer required by statute, or when they are resolved through the normal tax audit process (see note 18).
As discussed in note 2, the Company voluntarily adopted a new policy for accounting for uncertain tax positions effective January 1, 2007. As a result of this change, the Company recorded a non-cash charge of $33 million to its opening retained earnings as of January 1, 2007 with an offsetting increase to non-current liabilities.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at January 1, 2007	205

Additions based upon tax provision related to current year	14
Additions for tax positions of prior years	6
Reductions for tax positions of prior years	(16)
Settlements	(11)
Reductions due to disposal of businesses and other	(48)

Balance at December 31, 2007	150
If recognized, $72 million of these unrecognized benefits at December 31, 2007 would favorably affect the Company’s income tax expense. During 2007, the Company recognized expense of $13 million for interest and penalties (2006 — $2 million income) within income tax expense in the consolidated statement of operations. At December 31, 2007 and January 1, 2007, liabilities of $29 million and $26 million, respectively, were accrued for interest and penalties associated with uncertain income tax positions.

9.15

As a result of audit examinations expected to be completed in 2008, the Company anticipates that it is reasonably possible that the unrecognized tax benefits at December 31, 2007, may be reduced by approximately $20 million within the next twelve months.
As a global company, Thomson and its subsidiaries are subject to numerous federal, state and provincial income tax jurisdictions. As of December 31, 2007, the tax years subject to examination by major jurisdiction are as follows:

Jurisdiction	Tax Years

Canada — Federal and Ontario provincial	1997 to 2007
United States — Federal	2003 to 2007
United Kingdom	2005 to 2007
The Company has multiple years subject to examination in other jurisdictions in which it does business as well.
Note 8: Discontinued Operations
The following businesses are classified as discontinued operations within the consolidated financial statements for all periods presented.
In the fourth quarter of 2007, the Company approved plans to sell GEE, a regulatory information business in the United Kingdom. This business was managed within Thomson Legal. The sale was completed in December 2007.
In April 2007, the Company approved plans to sell Fakta, its regulatory information business in Sweden. This business was managed within Thomson Legal. The sale was completed in November 2007.
In March 2007, the Company approved plans within Thomson Healthcare to sell PLM, a provider of drug and therapeutic information in Latin America; the New England Institutional Review Board (“NEIRB”), an ethical review board that monitors clinical research involving human subjects; and CenterWatch, a provider of clinical research information. The sales of NEIRB and CenterWatch were completed in December 2007.
In 2007, the Company completed the sale of Thomson Learning through three independent processes, each on its own schedule, as follows:
•	In July 2007, the Company sold Thomson Learning’s higher education, careers and library reference businesses to funds advised by Apax Partners and OMERS Capital Partners. As a result of the sale, the Company received gross proceeds of approximately $7.6 billion and recognized a post-tax gain of $2.7 billion.

•	In May 2007, the Company sold NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC for approximately $270 million and recorded a post-tax loss of $10 million.

•	In October 2007, the Company sold Prometric, a provider of assessment services, to ETS for $310 million in cash and a 6% promissory note for approximately $79 million due in 2014. The principal amount of the note, which was previously reported as $125 million, was adjusted to $79 million reflecting adjustments made based on the continuity of offerings from certain customer contracts. The promissory note was reflected in the financial statements at its estimated fair value of approximately $60 million to account for the difference between the market and stated rates of interest. The Company recognized a post-tax gain of $18 million related to this transaction. The principal amount of the note is subject to further adjustment based on certain contingencies.

9.16

In future periods, the net proceeds will be adjusted for certain post-closing adjustments. The Company recorded pre-tax impairment charges associated with certain of these businesses of $14 million in the fourth quarter of 2006. Based on estimates of fair value, as well as current carrying value, at March 31, 2007, these impairment charges were reversed in the first quarter of 2007.
Additionally, in the fourth quarter of 2006, the Company approved plans within Thomson Legal to sell its business information and news operations, which include the Company’s Market Research and NewsEdge businesses. Based on estimates of fair value at March 31, 2007, the Company recorded pre-tax impairment charges to identifiable intangible assets of $3 million related to these businesses. The Company completed the sale of its Market Research business in May 2007 and the NewsEdge business in July 2007.
In June 2006, the Company’s board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal, and Thomson Medical Education, a provider of sponsored medical education within Thomson Healthcare. The Company completed the sale of Thomson Medical Education in April 2007 and IOB in June 2007.
In the first quarter of 2006, the Company approved plans within Thomson Legal to sell Lawpoint Pty Limited, an Australian provider of print and online regulatory information services; and Law Manager, Inc., a software and services provider. The Company completed the sale of Law Manager in April 2006 and Lawpoint in June 2006.
Also in the first quarter of 2006, the Company approved plans within Thomson Learning to sell Peterson’s, a college preparatory guide; the North American operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic communities. Based on estimates of fair market value at March 31, 2006, Thomson recorded pre-tax impairment charges associated with certain of these businesses related to identifiable intangible assets and goodwill of $63 million in the first half of 2006. The Company completed the sale of Peterson’s in July 2006 and K.G. Saur in August 2006. The Company recorded a pre-tax impairment charge associated with Thomson Education Direct of $15 million relating to goodwill in the fourth quarter of 2006. The Company completed the sale of its North American operations of Thomson Education Direct in March 2007.
In December 2005, the Company’s board of directors approved the plan to dispose of American Health Consultants, a medical newsletter publisher and medical education provider within Thomson Healthcare. The Company completed the sale in the third quarter of 2006.
For the year ended December 31, 2007, discontinued operations includes a gain of $263 million (2006 — $21 million) associated with currency translation adjustments on disposals which were released from “Accumulated other comprehensive income” in the consolidated balance sheet.

9.17

As of December 31, 2007, the assets and liabilities of discontinued operations were not significant. The balance sheet as of December 31, 2006, and the statement of earnings for discontinued operations for 2007 and 2006 are as follows:
Balance Sheet

	December 31, 2006
	Legal	Learning	Healthcare	Total

Current assets:
Accounts receivable, net of allowances	13	538	36	587
Other current assets	5	322	6	333
Deferred income taxes	—	124	2	126

Total current assets	18	984	44	1,046

Non-current assets:
Computer hardware and other property	7	157	7	171
Computer software	6	145	1	152
Identifiable intangible assets	35	838	18	891
Goodwill	13	3,003	24	3,040
Other non-current assets	1	270	—	271

Total non-current assets	62	4,413	50	4,525

Current liabilities:
Accounts payable and accruals	14	499	25	538
Deferred revenue	48	260	20	328
Other current liabilities	16	1	—	17

Total current liabilities	78	760	45	883

Non-current liabilities:
Other non-current liabilities	4	38	2	44
Deferred income taxes	12	385	8	405

Total non-current liabilities	16	423	10	449

9.18

Statement of Earnings

	Year ended
	December 31, 2007
	Legal	Learning	Healthcare	Other	Total

Revenues from discontinued operations	66	968	43	—	1,077

Earnings (loss) from discontinued operations before income taxes	(13)	25	(3)	(1)	8
Gain (loss) on sale of discontinued operations	(5)	3,699	138	—	3,832
Income taxes	18	(949)	(11)	10	(932)

Earnings from discontinued operations	—	2,775	124	9	2,908

	Year ended December 31, 2006
	Legal	Learning	Healthcare	Other	Total

Revenues from discontinued operations	131	2,393	129	—	2,653

Earnings (loss) from discontinued operations before income taxes	(17)	237	27	—	247
Gain on sale of discontinued operations	4	3	40	5	52
Income taxes	10	(84)	(24)	7	(91)

Earnings (loss) from discontinued operations	(3)	156	43	12	208
The Company adjusts liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Additionally, adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. These amounts, which principally relate to tax liabilities, are included in “Other” above.
“Net proceeds from disposal of discontinued operations” within the consolidated statement of cash flow for the year ended December 31, 2007 primarily represented cash received from the sale of the Thomson Learning businesses, net of taxes paid on the sale.
The carrying values of businesses disposed of during 2007 consisted of current assets of $975 million, non-current assets of $4,873 million, current liabilities of $517 million and non-current liabilities of $375 million as of the date of disposal.
Note 9: Earnings per Common Share
Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation. The holders of deferred share units have no voting rights, but are entitled to dividends at each dividend payment date, which are reinvested as additional deferred share units based upon the dividend reinvestment plan as described in note 16.
Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.

9.19

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings.

	2007	2006

Earnings from continuing operations	1,096	912
Dividends declared on preference shares	(6)	(5)

Earnings from continuing operations attributable to common shares	1,090	907
The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	2007	2006

Weighted-average number of common shares outstanding	640,304,221	643,454,420
Vested deferred share units	853,497	677,104

Basic	641,157,718	644,131,524
Effect of stock and other incentive plans	3,273,078	1,894,821

Diluted	644,430,796	646,026,345
As of December 31, 2007, 5,418,772 outstanding stock options had exercise prices that were above the average market price. The effect of these options was not included in the diluted weighted average share calculation as their impact would have been anti-dilutive.
Note 10: Accounts Receivable Allowances
The change in the valuation allowances for returns, billing adjustments and doubtful accounts related to accounts receivable is as follows:

	2007	2006

Balance at beginning of year	97	102
Charges	164	139
Write-offs	(180)	(147)
Other	—	3

Balance at end of year	81	97
“Other” includes additions from acquisitions and the impact of foreign currency translation.
The Company is exposed to normal credit risk with respect to its accounts receivable. To mitigate this credit risk, the Company follows a program of customer credit evaluation and maintains provisions for potential credit losses. The Company has no significant exposure to any single customer.

9.20

Note 11: Computer Hardware and Other Property
Computer hardware and other property consists of the following:

			Net computer
			hardware and
		Accumulated	other
As of December 31, 2007	Cost	depreciation	property

Computer hardware	1,018	(697)	321
Land, buildings and building improvements	523	(234)	289
Furniture, fixtures and equipment	331	(210)	121

	1,872	(1,141)	731

			Net computer
			hardware and
		Accumulated	other
As of December 31, 2006	Cost	depreciation	property

Computer hardware	957	(678)	279
Land, buildings and building improvements	463	(206)	257
Furniture, fixtures and equipment	297	(209)	88

	1,717	(1,093)	624
Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income. Depreciation expense in 2007 was $210 million (2006 – $198 million).
Note 12: Computer Software
Computer software consists of the following:

			Net
		Accumulated	computer
As of December 31, 2007	Cost	amortization	software

Capitalized software for internal use	2,040	(1,419)	621
Capitalized software to be marketed	266	(166)	100

	2,306	(1,585)	721

9.21

			Net
		Accumulated	computer
As of December 31, 2006	Cost	amortization	software

Capitalized software for internal use	1,791	(1,228)	563
Capitalized software to be marketed	212	(128)	84

	2,003	(1,356)	647
Amortization expense for internal use computer software in 2007 was $258 million (2006 – $240 million) and is included in “Depreciation” in the consolidated statement of earnings. Amortization expense for software intended to be marketed in 2007 was $43 million (2006 – $25 million) and was included in “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings.
Note 13: Identifiable Intangible Assets
Identifiable intangible assets consist of the following:

	Gross		Net
	identifiable		identifiable
	intangible	Accumulated	intangible
As of December 31, 2007	assets	amortization	assets

Finite useful lives:
Trade names	250	(121)	129
Customer relationships	2,238	(804)	1,434
Databases and content	882	(465)	417
Publishing rights	1,275	(637)	638
Other	106	(61)	45

	4,751	(2,088)	2,663
Indefinite useful lives:
Trade names	775	—	775

	5,526	(2,088)	3,438

9.22

	Gross		Net
	identifiable		identifiable
	intangible	Accumulated	intangible
As of December 31, 2006	assets	amortization	assets
Finite useful lives:
Trade names	207	(94)	113
Customer relationships	2,070	(675)	1,395
Databases and content	852	(408)	444
Publishing rights	1,240	(567)	673
Other	85	(52)	33

	4,454	(1,796)	2,658
Indefinite useful lives:
Trade names	793	—	793

	5,247	(1,796)	3,451
Amortization expense for identifiable intangible assets in 2007 was $256 million (2006 – $240 million).
As of December 31, 2007, the weighted-average amortization life based upon the gross balance of the identifiable intangible assets with finite useful lives was approximately 18 years.
Publishing rights relate to certain historical acquisitions and are comprised of the cumulative value of trade names, imprints and titles, databases and other intangible assets. These intangible assets are amortized over a weighted-average useful life, which approximates 30 years.
Note 14: Goodwill
The following table presents goodwill by operating segment for the years ended December 31, 2007 and 2006.

			Tax &
	Legal	Financial	Accounting	Scientific	Healthcare	Total
Balance at December 31, 2005	2,810	1,876	518	638	91	5,933

Acquisitions	64	149	18	13	284	528
Adjusted purchase price allocations	1	(1)	—	(6)	(7)	(13)
Translation and other, net	57	34	—	10	(11)	90

Balance at December 31, 2006	2,932	2,058	536	655	357	6,538

Acquisitions	24	14	193	37	—	268
Adjusted purchase price allocations	8	(2)	—	(2)	23	27
Translation and other, net	10	76	1	15	—	102

Balance at December 31, 2007	2,974	2,146	730	705	380	6,935

9.23

The adjusted purchase price allocations primarily relate to updated valuations of identifiable intangible assets for certain acquisitions, which resulted in increases in goodwill of $3 million (2006 – decrease of $8 million) as well as to the adjustment of certain acquisition-related assets and liabilities, which resulted in increases in goodwill of $24 million (2006 – decrease of $5 million).
Note 15: Financial Instruments
The Company’s financial instruments comprise assets and liabilities that are accounted for at cost or amortized cost and those that are accounted for at fair value. The assets and liabilities accounted for at cost or amortized cost include: i) accounts receivable; ii) notes receivable; iii) short-term indebtedness; and iv) accounts payable. The assets and liabilities accounted for at fair value include: i) cash and cash equivalents; and ii) derivative instruments and certain associated debt instruments.
Accounting Change
Effective January 1, 2006, Thomson adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge,” when the hedged item is a future cash flow, or a “fair value hedge,” when the hedged item is a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.
Carrying Amounts
Amounts recorded in the consolidated balance sheet are referred to as “carrying amounts”. The primary debt carrying amounts are reflected in “Long-term debt” and “Current portion of long-term debt” in the consolidated balance sheet. The carrying amounts of derivative instruments are included in “Other current assets”, “Other non-current assets”, and “Other non-current liabilities” in the consolidated balance sheet, as appropriate.
Fair Values
The fair values of cash and cash equivalents, notes receivable, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to Thomson for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates. Treasury lock agreements are valued based on quoted market prices. Sterling call options are valued based on a pricing model that uses various market based assumptions. The fair values of the foreign exchange contracts reflect the estimated amounts at which the Company would have to settle all outstanding contracts on December 31.
As of December 31, 2007, the Company classified no assets or liabilities as held for trading, other than approximately $7.5 billion in cash and cash equivalents. During 2007, the Company earned $230 million on its cash and cash equivalents balances. Gains or losses arising from the change in fair value of cash and cash equivalents are recorded in interest income in the period of change, which generally corresponds to the period in which the interest is earned. As of December 31, 2007, cash and cash equivalents includes the U.S. dollar equivalent of approximately $4.4 billion in British pounds sterling. Such amounts are held by a subsidiary whose functional currency is sterling and accordingly changes in the value of the cash and cash equivalents related to currency are reported as a cumulative translation adjustment within shareholders’ equity.

9.24

Credit Risk
Thomson attempts to minimize its credit exposure on derivative contracts by entering into transactions only with counterparties that are major investment-grade international financial institutions. With respect to customers, the Company uses credit limits to minimize its exposure to any one customer.
The Company places its cash investments with high-quality financial institutions and limits the amount of exposure to any one institution. At December 31, 2007, approximately 70% of the Company’s cash was invested in money market funds with numerous institutions. All of the money market funds were rated AAA. The majority of the remaining cash and cash equivalents amounts was held by institutions that were rated at least AA-.
The Company has determined that no allowance for credit losses on any of its financial assets was required as of December 31, 2007, other than the allowance for doubtful accounts (see note 10). Further, no financial or other assets have been pledged.
Credit Facilities
In August 2007, the Company entered into a syndicated credit agreement with a group of banks. This new credit agreement consists of a $2.5 billion five-year unsecured revolving credit facility. Under the terms of the new agreement, the Company may request an increase (subject to approval by applicable lenders) in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion. This agreement is available to provide liquidity in connection with the Company’s commercial paper program and for general corporate purposes of the Company and its subsidiaries including, following the closing of the proposed transaction with Reuters, Thomson Reuters PLC and its subsidiaries. The maturity date of the agreement is August 14, 2012. However, the Company may request that the maturity date be extended under certain circumstances, as set forth in the agreement, for up to two additional one-year periods. The syndicated credit agreement contains certain customary affirmative and negative covenants, each with customary exceptions. The financial covenant related to this agreement is described below. In connection with entering into this agreement, the Company terminated its existing unsecured revolving bilateral loan agreements that had previously provided an aggregate commitment of $1.6 billion.
Additionally, in May 2007, the Company entered into a £4.8 billion acquisition credit facility. The Company entered into this facility as a result of requirements of the U.K. Panel on Takeovers and Mergers, which require the Company and its financial advisors for the transaction to confirm its ability to finance its proposed acquisition of Reuters. The Company may only draw down amounts under this facility to finance the proposed acquisition, to refinance any existing debt of Reuters or its subsidiaries after the closing, and to pay fees and expenses that the Company incurs in connection with the proposed acquisition and the credit facility. As of December 31, 2007, the Company had not utilized this facility. In July 2007, the Company reduced the aggregate lending commitment under the facility to £2.5 billion after receiving proceeds from the sale of Thomson Learning’s higher education, careers and library reference assets. In accordance with the terms of the new facility, the Company is required to hold certain of these sale proceeds in “permitted investments,” as defined by the facility, until the closing of the proposed Reuters acquisition. These “permitted investments” include, among other investments, highly rated money market funds. The facility is structured as a 364-day credit line with subsequent extension/term-out options that would allow the Company to extend the final maturity until May 2009.
Under the terms of the syndicated credit agreement and acquisition facility, the Company must maintain a ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the agreement) for the last four quarters ended of not more than 4.5:1. Net debt is total debt adjusted to factor in the impact of swaps and other hedge agreements related to the debt, and is reduced to reflect the Company’s cash and cash equivalents balance. As of December 31, 2007, the Company was in compliance with this covenant.
At December 31, 2007, undrawn and available bank facilities amounted to $7.5 billion (2006 – $1.3 billion).

9.25

Short-term Indebtedness
At December 31, 2007, short-term indebtedness was principally comprised of $165 million of commercial paper with an average interest rate of 4.9%. The rate was also 4.9% after taking into account hedging arrangements. At December 31, 2006, short-term indebtedness was principally comprised of $316 million of commercial paper with an average interest rate of 4.8%. The rate was 5.3% after taking into account hedging arrangements.
Long-term Debt and Related Derivative Instruments
The following is a summary of long-term debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	Carrying amount		Fair value
	Primary		Primary
	debt	Derivative	debt	Derivative
As of December 31, 2007	instruments	instruments	instruments	instruments
Bank and other	16	—	16	—
4.35% Notes, due 2009	306	(60)	302	(60)
4.50% Notes, due 2009	255	(70)	255	(70)
5.20% Notes, due 2014	616	(131)	604	(131)
6.85% Medium-term notes, due 2011	408	(161)	427	(161)
5.75% Notes, due 2008	400	—	400	—
4.25% Notes, due 2009	200	—	199	—
4.75% Notes, due 2010	250	—	251	—
6.20% Notes, due 2012	700	—	729	—
5.25% Notes, due 2013	250	—	248	—
5.70% Notes, due 2014	800	—	808	—
5.50% Debentures, due 2035	400	—	356
7.74% Private placement, due 2010	75	—	81	—

	4,676	(422)	4,676	(422)
Current portion	(412)	—

	4,264	(422)

9.26

	Carrying amount		Fair value
	Primary		Primary
	debt	Derivative	debt	Derivative
As of December 31, 2006	instruments	instruments	instruments	instruments

Bank and other	111	—	109	—
6.50% Debentures, due 2007	217	(38)	217	(38)
4.35% Notes, due 2009	258	(21)	258	(21)
4.50% Notes, due 2009	217	(33)	217	(33)
5.20% Notes, due 2014	522	(58)	536	(58)
6.85% Medium-term notes, due 2011	345	(108)	378	(108)
5.75% Notes, due 2008	400	—	401	—
4.25% Notes, due 2009	200	—	195	—
4.75% Notes, due 2010	250	—	245	—
6.20% Notes, due 2012	700	—	723	—
5.25% Notes, due 2013	250	—	246	—
5.50% Debentures, due 2035	400	—	363	—
7.74% Private placement, due 2010	75	—	81	—

	3,945	(258)	3,969	(258)
Current portion	(264)	38

	3,681	(220)
The Company utilized various derivative instruments to hedge its currency and interest rate risk exposures. Certain of these instruments were fixed-to-fixed cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars. These instruments were designated as cash flow hedges and recorded in the Company’s consolidated balance sheet at their fair value. The fair value of these instruments reflects the effect of changes in foreign currency exchange rates on the principal amount of the debt from the origination date to the balance sheet date as well as the effect of such changes on interest payments and spot-to-forward rate differences. The portion of the fair value attributable to items other than the effect of changes in exchange rates on the principal amounts was a gain of $14 million as of December 31, 2007 (2006 — gain of $54 million). The total fair value for these agreements at December 31, 2007 was a gain of $317 million (2006 — gain of $176 million).
The Company also held fixed-to-floating cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars and also change interest payments from a fixed to floating rate. These instruments were designated as fair value hedges. The total fair value for these agreements at December 31, 2007 was a gain of $105 million (2006 — gain of $82 million).
Currency Risk Exposures
Bank and other debt at December 31, 2006 was primarily U.S. dollar-denominated and comprised notes issued in connection with the Capstar acquisition, along with foreign currency-denominated loans. As of December 31, 2007, the 4.35% Notes, 4.50% Notes, 5.20% Notes and medium-term notes are Canadian dollar-denominated and are fully hedged into U.S. dollars. The 5.75% Notes, 4.25% Notes, 4.75% Notes, 6.20% Notes, 5.25% Notes, 5.70% Notes, 5.50% Debentures and private placements are U.S. dollar-denominated. The carrying amount of long-term debt, all of which is unsecured, was denominated in the following currencies:

	Before currency hedging		After currency hedging
	arrangements		arrangements(1)
	2007	2006	2007	2006
| | | |
Canadian dollar	1,584	1,559	—	—
U.S. dollar	3,077	2,348	4,253	3,703
Other currencies	15	38	15	38

	4,676	3,945	4,268	3,741

(1)	Represents net cash outflow upon maturity and, therefore, excludes fair value adjustment of $14 million and $54 million at December 31, 2007 and 2006, respectively.

9.27

Maturities of long-term debt in each of the next five years and thereafter are as follows:

	2008	2009	2010	2011	2012	Thereafter	Total

Before currency hedging arrangements	412	764	326	408	700	2,066	4,676
After currency hedging arrangements(1)	412	634	326	254	700	1,942	4,268

(1)	Represents net cash outflow upon maturity and, therefore, excludes fair value adjustment of $14 million and $54 million at December 31, 2007 and 2006, respectively.
Interest Rate Risk Exposures
At December 31, 2007, the Company held three cross-currency interest rate swap agreements which swap interest rates from fixed to floating. After taking account of these hedging arrangements, the fixed and floating rate mix of long-term debt is as follows:

		Average			Average
	2007	interest rate	% Share	2006	interest rate	% Share

Total fixed	3,951	5.5%	93%	3,218	5.40%	86%
Total floating	317	5.2%	7%	523	5.60%	14%

	4,268	5.5%	100%	3,741	5.40%	100%

Including the effect of short-term indebtedness, the proportion of fixed to floating rate debt was 89% to 11% at December 31, 2007. Floating rate long-term debt is LIBOR-based and, consequently, interest rates are reset periodically.
In November 2007, the Company entered into two treasury lock agreements with a total notional amount of $800 million, in anticipation of the issuance of debt during 2008. The treasury lock agreements expire in May 2008 and have a weighted average interest rate of 4.22%. The agreements are intended to offset the change in future cash flows attributable to fluctuations in interest rates and have been designated as cash flow hedges. The fair value of the treasury lock agreements represented a loss of $10 million at December 31, 2007, which was recorded in other comprehensive income.
2007 Activity
In July 2007, the Company repaid Cdn$250 million of debentures upon their maturity.

9.28

In October 2007, the Company completed an offering of $800 million of 5.70% notes due 2014. The net proceeds from this offering were $794 million.
In November 2007, the Company filed a new shelf prospectus to issue up to $3 billion of debt securities from time to time. The shelf will be valid until December 2009. As of December 31, 2007, no debt securities have been issued under this shelf prospectus.
2006 Activity
In January 2006, the Company repaid $50 million of privately placed notes upon their maturity.
Foreign Exchange Contracts
The Company uses foreign exchange contracts to manage foreign exchange risk. Generally, foreign exchange contracts are designated for existing assets and liabilities, firm commitments or forecasted transactions that are expected to occur in less than one year. At December 31, 2007 and 2006 the fair value of such foreign exchange contracts was not material.
Hedging Program for Reuters Consideration
As the funding of the cash consideration required to be paid to Reuters shareholders will fluctuate based on the $/£ exchange rate, in July 2007 the Company commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, the Company paid $76 million for the purchase of several sterling call options with a cumulative notional value of £2,300 million and various strike prices approximating $2.05/£1.00.
These options are stated at their fair value in the consolidated balance sheet and changes in their fair value are reflected within the consolidated statement of earnings. The fair value of these options at December 31, 2007 was approximately $27 million.
Additionally, after completion of the sale of Thomson Learning’s higher education, careers and library reference businesses, the Company invested a portion of the proceeds in sterling-denominated money market funds and sterling term bank deposits. As of December 31, 2007, the balance in these funds, which were included in the Company’s consolidated balance sheet as cash and cash equivalents, totaled £2.2 billion.
Investments
At December 31, 2007 and 2006, investments accounted for using the cost and equity methods were not material. These investments are reported within “Other non-current assets” in the consolidated balance sheet.
Risks arising from Financial Instruments
See the section entitled “Financial Risk” in Management’s Discussion and Analysis for the year ended December 31, 2007, for discussion of the risks faced by the Company with respect to financial instruments.

9.29

Note 16: Capital
The change in capital, which includes stated capital and contributed surplus, was as follows:

			Series II,
			cumulative
	Common Share Capital		redeemable
	Number of		preference	Contributed
	shares	Stated capital	share capital	surplus	Total capital

Balance, December 31, 2005	648,948,992	2,489	110	127	2,726

Common shares issued under the Dividend Reinvestment Plan (“DRIP”)	347,840	14	—	—	14
Effect of stock compensation plans	1,820,781	70	—	30	100
Repurchase of common shares	(10,680,600)	(41)	—	—	(41)

Balance, December 31, 2006	640,437,013	2,532	110	157	2,799

Common shares issued under DRIP	385,233	16	—	—	16
Effect of stock compensation plans and other	2,031,207	86	—	48	134
Repurchase of common shares	(4,170,500)	(17)	—	—	(17)

Balance, December 31, 2007	638,682,953	2,617	110	205	2,932
Thomson Common Shares
Thomson common shares, which have no par value, are voting shares. The authorized common share capital of Thomson is an unlimited number of shares.
Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares having a value equal to the cash dividend. Such shares are valued at the weighted-average price at which the common shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the record date for such dividend.
During the course of 2008, the Company’s controlling shareholder, Woodbridge, plans to reinvest the equivalent of 50% of the dividends it receives during the first three quarters of 2008. Woodbridge’s reinvestment in additional common shares of the Company will be made in accordance with the terms of the DRIP.
Dividends
Dividends on Thomson common shares are declared and payable in U.S. dollars. Shareholders also have the option of receiving dividends on common shares in equivalent Canadian dollars or pounds sterling. Dividends declared per common share in 2007 were $0.98 (2006 — $0.88).
In the consolidated statement of cash flow, dividends paid on common shares are shown net of $16 million (2006 — $14 million) reinvested in common shares issued under the DRIP.

9.30

Share Repurchase Program
Since May 2005, Thomson has had in place a share repurchase program which has allowed it to repurchase up to 15 million of its shares in a given twelve month period. The Company most recently renewed this program in May 2007. Since May 2005, the Company has repurchased and subsequently cancelled 22 million shares for $836 million. The Company suspended repurchases under the current program between May and November 2007 as a result of its proposed acquisition of Reuters. The Company resumed share repurchases in late November 2007 continuing through December 2007. The following summarizes the Company’s repurchases in 2006 and 2007.

		Average	Number of Shares
	Shares	Price per	Available for
Three-month period ended	Repurchased	Share	Repurchase

March 31, 2006	4,570,000	$36.83
June 30, 2006	3,110,000	$39.58
September 30, 2006	1,710,600	$39.27
December 31, 2006	1,289,400	$41.41
March 31, 2007	1,305,000	$41.74
June 30, 2007	495,000	$42.68
September 30, 2007	—	—
December 31, 2007	2,370,500	$38.76	12,629,500
Shares that the Company repurchases are cancelled. Thomson may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the program at any time. From time to time when the Company does not possess material nonpublic information about its activities or its securities, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with the applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.
Series II, Cumulative Redeemable Preference Shares
The authorized preference share capital of Thomson is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As of December 31, 2007, 6,000,000 shares (2006 — 6,000,000 shares) of Series II, Cumulative Redeemable Preference shares were outstanding. The Series II preference shares are non-voting and are redeemable at the option of Thomson for Cdn$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorized Series II preference shares is 6,000,000.
Capital Management
As of December 31, 2007, the Company’s total capital was comprised of equity with a fair value of approximately $26 billion and debt of $4.9 billion, before the reduction of related swap instruments of $424 million. As of December 31, 2007, the Company had cash and cash equivalents of $7.5 billion.
The Company generates strong annual cash flow which is allocated in a balanced manner for i) re-investment in the business; ii) debt service; and iii) returns to shareholders in the form of dividends and share buybacks. In addition to cash generation, the Company’s investment grade

9.31

credit provides added financial flexibility and the ability to borrow to support the operations and growth strategies of the business.
As of December 31, 2007, the Company’s credit ratings were as follows:

DBRS
		Standard &	Limited
	Moody’s	Poor’s	(DBRS)

Long-term debt	Baa1	A-	A (low )
Commercial paper	—	—	R-1 (low)
Trend/Outlook	Stable	Negative	Stable
The Company currently has a $2.5 billion 5-year credit facility which is scheduled to mature in August 2012. This facility has one financial covenant, which requires the maintenance of a maximum net debt-to-EBITDA ratio of 4.5:1.0 (see note 15 for further detail). At December 31, 2007, the Company was in compliance with the net debt-to-EBITDA ratio.
In addition to the 5-year credit facility, the Company currently has a £2.5 billion acquisition credit facility for purposes of financing the proposed acquisition of Reuters during 2008.
The Company also measures “net debt”. As set out below, net debt is defined as total indebtedness, including the associated fair value hedging instruments (swaps) on the Company’s debt, less cash and cash equivalents. Given that the Company hedges some of its debt to reduce risk, the hedging instruments are included in the measurement of the total obligation associated with its outstanding debt. However, because the Company generally intends to hold the debt and related hedges to maturity, it does not consider the associated fair market value of cash flow hedges in the measurements. Gross indebtedness is reduced by cash and cash equivalents on the basis that they could be used to pay down debt.
The following table presents the calculation of net debt:

	As of
	December 31,
(millions of U.S. dollars)	2007	2006

Short-term indebtedness	183	333
Current portion of long-term debt	412	264
Long-term debt	4,264	3,681

Total debt	4,859	4,278
Swaps	(424)	(257)

Total debt after swaps	4,435	4,021
Remove fair value adjustment of cash flow hedges(1)	14	54
Less: Cash and cash equivalents	(7,497)	(334)

Net debt	(3,048)	3,741

(1)	Amounts are removed to reflect net cash outflow upon maturity.
The change in net debt is principally attributable to the proceeds from the sale of Thomson Learning.

9.32

Note 17: Employee Future Benefits
Thomson sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits.
Defined Benefit Plans
Thomson sponsors defined benefit plans providing pension and other post-retirement benefits to covered employees. Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. The Company uses a measurement date of September 30 for the majority of its plans. For the Company’s largest plan, which is in the United States, an actuarial valuation is performed annually as of December 31.
The following significant weighted-average assumptions were employed to determine the net periodic pension and post-retirement plans’ expenses and the accrued benefit obligations:

			Other
			post-retirement
	Pensions		plans
	2007	2006	2007		2006

Assumptions used to determine net periodic pension expense:
Expected long-term rate of return on plan assets	7.2%	7.3%	N/A		N/A
Discount rate	5.5%	5.4%	5.9%		5.7%
Rate of compensation increase	4.5%	4.3%	N/A	(1)	N/A	(1)

Assumptions used to determine benefit obligation:
Discount rate	6.1%	5.5%	6.1%		5.9%
Rate of compensation increase	4.6%	4.5%	N/A	(1)	N/A	(1)

(1)	At the end of 2007 and 2006 these plans consisted almost entirely of retired employees.

9.33

The Company uses multiple techniques to determine its expected long-term rate of return on plan assets. These include the use of statistical models and the examination of historical returns. The Company’s net defined benefit plan (income) expense is comprised of the following elements:

					Other
	Pensions				post-retirement
	Funded		Unfunded		plans
	2007	2006	2007	2006	2007	2006

Components of net periodic benefit expense (income):
Current service cost	56	57	6	6	3	3
Interest cost	135	126	12	12	10	9
Plan amendments	—	3	—	(3)	(1)	3
Actual return on plan assets	(287)	(208)	—	—	—	—
Curtailment charge	1	—	—	—	—	—
Gain on settlement of plan	(34)	—	—	—	—	—
Special termination benefits	6	—	2	—	—	—
Actuarial losses (gains)	(88)	15	(8)	(9)	(3)	(6)

Subtotal	(211)	(7)	12	6	9	9

Adjustments(1):
Difference between expected and actual return on plan assets	128	54	—	—	—	—
Difference between actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	125	37	9	11	6	10
Difference between amortization of past service costs for year and actual plan amendments for year	1	(3)	1	4	1	(3)
Amortization of transitional asset	(1)	(1)	—	—	—	—

Subtotal adjustments	253	87	10	15	7	7

Net defined benefit plan expense	42	80	22	21	16	16

(1)	Adjustments reflect the deferral and amortization of experience gains and losses over applicable periods.

9.34

The following information summarizes activity in all of the pension and other post-retirement benefit plans for the Company:

					Other
	Pensions				post-retirement
	Funded		Unfunded		plans
	2007	2006	2007	2006	2007	2006

Benefit obligation
Beginning benefit obligation	2,498	2,268	207	207	164	165
Current service cost	56	57	6	6	3	3
Interest cost	135	126	12	12	10	9
Plan participants’ contributions	5	4	—	—	1	—
Plan amendments	—	3	—	(3)	(1)	3
Actuarial losses (gains)	(88)	15	(8)	(9)	(3)	(6)
Acquisitions, net	—	2	1	1	—	—
Curtailments	(26)	—	—	—	—	—
Settlements	(422)	—	(1)	—	—	—
Special termination benefits	6	—	2	—	—	—
Benefits paid	(114)	(95)	(9)	(7)	(10)	(10)
Translation adjustments	40	118	3	—	1	—

Ending benefit obligation	2,090	2,498	213	207	165	164

Plan assets
Beginning fair value of plan assets	2,457	2,181	—	—	—	—
Actual return on plan assets	287	208	—	—	—	—
Employer contributions	25	37	10	7	9	10
Plan participants’ contributions	5	4	—	—	1	—
Benefits paid	(114)	(95)	(9)	(7)	(10)	(10)
Other, net	(422)	1	(1)	—	—	—
Translation adjustments	41	121	—	—	—	—

Ending fair value of plan assets	2,279	2,457	—	—	—	—

Funded status — (deficit)	189	(41)	(213)	(207)	(165)	(164)
Unamortized net actuarial loss	200	437	20	29	35	40
Unamortized past service costs	5	7	1	2	—	2
Unamortized net transitional asset	(4)	(4)	—	—	—	—
Post-measurement date activity(1)	12	—	3	2	4	2

Accrued benefit asset (liability)	402	399	(189)	(174)	(126)	(120)

(1)	Consists primarily of contributions.

9.35

An accrued pension benefit asset of $403 million (2006 – $434 million) is included in “Other non-current assets” in the consolidated balance sheet. An accrued pension benefit liability of $190 million (2006 – $209 million) as well as the accrued liability for other post-retirement plans are included in “Other non-current liabilities” in the consolidated balance sheet.
The unfunded pension plans referred to above consist primarily of supplemental executive retirement plans (“SERPs”) for eligible employees. Thomson partially funds the liabilities of these plans through insurance contracts, which are excluded from plan assets in accordance with CICA Handbook Section 3461. The cash surrender values of insurance contracts used to fund the SERPs are included in “Other non-current assets” in the consolidated balance sheet.
As of December 31, 2007, no funded plan had a benefit obligation that exceeded the plan’s assets. As of December 31, 2006, the benefit obligations of funded plans that exceeded plan assets at December 31, 2006, was $2,008 million and the fair values of plan assets was $1,909 million.
As of December 31, 2007, the Company had cumulative unrecognized actuarial losses associated with all of its pension plans of $220 million (2006 – $466 million). The majority of these losses are a result of the decline in discount rates over the past few years reflecting the overall decline in interest rates, primarily in the United States. Actuarial gains and losses are included in the calculation of annual pension expense subject to the following amortization methodology. Unrecognized actuarial gains or losses are netted with the difference between the market-related value and fair value of plan assets. To the extent this net figure exceeds 10% of the greater of the projected benefit obligation or market-related value of plan assets, it is amortized into pension expense on a straight-line basis over the expected average service life of active participants (approximately eight years at December 31, 2007). Unrecognized actuarial gains and losses below the 10% corridor are deferred.
Actuarial gains and losses also included the difference between the expected and actual returns on plan assets. The expected return on assets represents the increase in the market-related value of plan assets due to investment returns. The market-related value of plan assets is defined as the market-related value of plan assets at the prior measurement date adjusted for contributions and distributions during the plan year. The difference between actual asset returns and the expected return on assets for each year is recognized in asset values prospectively at the rate of 20% per year for five years.
The average healthcare cost trend rate used was 9% for 2007, which is reduced ratably to 5% in 2016. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $15 million at December 31, 2007.
The Company’s pension plans’ allocation of assets as of the plans’ measurement dates for 2007 and 2006 is as follows:

	Percentage of plans’
	assets
Asset category	2007	2006

Equity securities	52%	49%
Debt securities	48%	51%

Total	100%	100%

As of December 31, 2007 and 2006 there were no Thomson securities held in the Company’s pension plans’ assets.
Plan assets are invested to satisfy the fiduciary obligation to adequately secure benefits and to minimize Thomson’s long-term contributions to the plans.

9.36

In October 2007, the Company transferred all liabilities and assets associated with the Thomson Regional Newspapers Pension Plan (“TRN plan”) to a third party. As a result of the transfer, the Company is no longer responsible for liabilities associated with the TRN plan. A $34 million gain on the settlement of this plan was recognized in the fourth quarter of 2007.
During 2007, the Company contributed $37 million to a defined benefit plan in the United Kingdom. The contributions were required by statute as a result of the disposal of certain businesses in the United Kingdom. Of the total, $25 million related to amounts required in connection with the disposal of Thomson Learning and $12 million related to a contribution made after the measurement date and was in connection with Jane’s (see note 22). In March 2006, the Company voluntarily contributed $5 million to this benefit plan.
Based on regulatory requirements, the Company was not obligated to make contributions in 2007 and 2006 to its major pension plan, which is in the U.S. However, from time to time, the Company may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan’s funded status, the Company cannot predict whether, nor the amount, it may elect to voluntarily contribute in 2008.
The benefit payments for the years ended December 31, 2007 and 2006 and the estimated payments thereafter, as assumed in the calculation of the benefit obligation as of December 31, 2006, are as follows:
Benefit Payments

			Other
	Pensions		post-retirement
	Funded	Unfunded	plans

2006	95	7	10
2007	114	9	10

Estimated Future Payments:
2008	91	12	11
2009	93	12	12
2010	97	13	13
2011	101	13	14
2012	106	14	14
2013 to 2017	607	77	80
Defined Contribution Plans
The Company and its subsidiaries sponsor various defined contribution savings plans that provide for company-matching contributions. Total expense related to defined contribution plans was $60 million in 2007 (2006 – $69 million), which approximates the cash outlays related to the plans.
Note 18: Contingencies, Commitments and Guarantees
Lawsuits and Legal Claims
In the third quarter of 2007, the U.S. District Court for the Western District of Pennsylvania adversely decided against the Company in a patent infringement case related to a business formerly owned by Thomson Financial. The Company subsequently posted a $95 million letter of credit

9.37

in connection with its appeal. The letter of credit represents the amount of the district court’s judgment, plus fees and interest.
In 2005, the Company became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding refund practices relating to certain duplicate subscription payments made by some of the Company’s customers in the Sweet & Maxwell and GEE businesses in the United Kingdom. In August 2007, the Company was notified by the authorities that they had completed their inquiry and no action would be taken against Thomson.
In February 2007, the Company entered into a settlement agreement related to a lawsuit involving its BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). Thomson’s part of the settlement was $36 million, which was accrued for in the fourth quarter of 2006 and paid in June 2007. The Company is also a defendant in certain lawsuits involving its BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York. This lawsuit alleges primarily violations of the U.S. federal antitrust laws. In the third quarter of 2007, the Company accrued $13 million in connection with an agreement in principle to settle the case, which is subject to adjustment. In June 2006, an additional complaint with substantially identical allegations to the Park matter, which is now captioned Arendas v. The Thomson Corporation, West Publishing Corporation d/b/a BAR/BRI and Doe Corporation, was filed in the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida, alleging violations of Florida state antitrust law. The Company continues to defend itself vigorously in this case. (See note 25 for further developments).
In addition to the matters described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.
Taxes
The Company maintains liabilities for tax contingencies (or uncertain tax positions) associated with known issues under discussion with tax authorities and transactions yet to be settled. The Company regularly assesses the adequacy of this liability. Contingencies are reversed to income in the period in which management assesses that they are no longer required, or when they become no longer required by statute, or when they are resolved through the normal tax audit process. The Company’s contingency reserves principally represent liabilities for the years 2000 to 2007.
In the normal course of business, the Company enters into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and necessitate the Company to make numerous assumptions. Management has established certain contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.
Leases
The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2007 were $166 million (2006 – $147 million). The future minimum operating lease payments are $157 million in 2008, $135 million in 2009, $107 million in 2010, $82 million in 2011, $68 million in 2012 and $204 million thereafter.
With certain leases, the Company guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or in restoring a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Other non-current liabilities.” The Company believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

9.38

Business Combinations and Investments
The Company has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed at the time of purchase. The Company does not believe that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.
In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company believes, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.
Note 19: Acquisitions
The number of transactions completed and related cash consideration during 2007 and 2006 were as follows:

	Year ended December 31
	2007		2006
	Number of	Cash	Number of	Cash
	transactions	consideration	transactions	consideration

Businesses and identifiable intangible assets acquired	33	438	23	692
Contingent consideration payment – TradeWeb	—	50	—	50
Investments in businesses	—	—	2	2

	33	488	25	744
All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made in 2007 and 2006, the majority of the acquired goodwill is deductible for tax purposes. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.
Additionally, during the third quarter of 2007 and 2006, the Company paid $50 million in each period for contingent earnout payments related to the 2004 TradeWeb LLC acquisition as the associated contingency was satisfied. The payment in 2007 constituted the final payment under this agreement.

9.39

The details of net assets acquired are as follows:

	2007	2006

Cash and cash equivalents	19	11
Accounts receivable	38	31
Prepaid expenses and other current assets	19	12
Computer hardware and other property	4	9
Computer software	13	49
Identifiable intangible assets	206	160
Goodwill	268	528
Other non-current assets	18	5

Total assets	585	805

Accounts payable and accruals	(46)	(29)
Deferred revenue	(39)	(61)
Other non-current liabilities	(43)	(12)

Total liabilities	(128)	(102)

Net assets	457	703

Allocations related to certain acquisitions may be subject to adjustment pending final valuation.
The following provides a brief description of major acquisitions completed during 2007 and 2006.

Date	Company	Acquiring segment	Description

October 2007	Deloitte Tax LLP Property Tax Services	Tax & Accounting	A provider of property tax outsourcing and compliance services
September 2007	Prous Science	Scientific	A provider of life sciences information solutions
March 2007	CrossBorder Solutions	Tax & Accounting	A provider of transfer pricing and income tax provision software
October 2006	Solucient, LLC	Healthcare	An advanced healthcare analytics and information company
September 2006	LiveNote Technologies	Legal	A provider of transcript and evidence management software
May 2006	MercuryMD, Inc.	Healthcare	A provider of mobile information systems serving the healthcare market
March 2006	Quantitative Analytics, Inc.	Financial	A provider of financial database integration and analysis solutions

9.40

The identifiable intangible assets acquired are summarized as follows:

	Weighted-average
	amortization period (years)
	2007	2006	2007	2006

Finite useful lives:
Tradenames	17	16	8	10
Customer relationships	149	116	10	10
Databases and content	20	8	8	8
Other	20	20	7	7

	206	160
TradeWeb
In October 2007, the Company announced that it had agreed to form a partnership with a consortium of nine global securities dealers to seek to further expand TradeWeb, its electronic trading unit within Thomson Financial. This agreement was executed in January 2008. The partnership will utilize TradeWeb’s established market position to create a global multi-asset class execution venue for clients. Under the terms of the agreement, the dealers will invest $180 million to purchase a 15% stake in an entity that includes TradeWeb’s established markets, as well as the Company’s Autex and order routing businesses, which will be named TradeWeb Markets. Additionally, Thomson and the dealers will fund additional investment in asset class expansion through a new entity, TradeWeb New Markets. Under the terms of the agreement, Thomson’s contribution to this new entity will be an initial cash investment of $30 million, with a commitment for an additional $10 million, and certain assets valued at approximately $30 million. The consortium will contribute $60 million, with a commitment for an additional $40 million, as well as certain contracts valued at approximately $180 million. Thomson will own 20% of TradeWeb New Markets and the consortium will own 80%. The infrastructure, including the existing TradeWeb platform, and management of TradeWeb Markets will support both companies. TradeWeb New Markets will pay a fee for services provided by TradeWeb Markets. Under the terms of the agreement, these two entities will merge upon meeting either certain performance or time-based milestones. The ownership interests of the merged entity will be based upon the fair values of the two entities at the time of merger. Until the merger, Thomson will consolidate the results of TradeWeb Markets, reflecting the consortium’s share of earnings as a minority interest, and reflect its minority share in TradeWeb New Markets as an equity investment. After the merger, the accounting treatment for the Company’s investment will reflect its ultimate ownership stake and degree of control over the entity.
Note 20: Stock-based Compensation
Phantom Stock Plan
Thomson has a phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) to officers and key employees. The SARs provide the holder with the opportunity to earn a cash award equal to the fair market value of the Company’s common shares less the price at which the SARs were issued. Compensation expense is measured based on the market price of Thomson common shares at the end of the reporting period. The SARs outstanding under the plan have been granted at the closing price of the Company’s common shares on the day prior to the date of grant, vest over a four to eight year period, and expire five to eleven years after the grant date. The compensation expense is recognized over the applicable period. At December 31, 2007, the authorized number of SARs was 20,500,000 and there were 3,264,695 units available for grant. Thomson recognized a benefit of $4 million related to the phantom stock plan for the year ended December 31, 2007 (2006 — $7 million charge) in the consolidated statement of earnings.

9.41

A summary of the status of the Canadian-dollar denominated SARs as of December 31, 2007 and 2006, and changes during the years ended on those dates, is as follows:

	2007		2006
		Canadian $		Canadian $
		weighted-average		weighted-average
	SARs	exercise price	SARs	exercise price

Outstanding at beginning of year	1,531,558	40.84	2,209,503	38.66
Granted	—	—	—	—
Exercised	(541,307)	37.33	(527,000)	33.01
Forfeited	(190,588)	42.89	(150,945)	36.26

Outstanding at end of year	799,663	42.72	1,531,558	40.84

Exercisable at end of year	669,938	43.05	1,197,941	40.65
The following table summarizes the Canadian-dollar denominated SARs outstanding at December 31, 2007:

	SARs outstanding			SARs exercisable
Canadian $	Number	Weighted-average	Canadian $	Number	Canadian $
range of	outstanding at	remaining	weighted-average	exercisable at	weighted-average
exercise prices	12/31/07	contractual life	exercise price	12/31/07	exercise price

36.00 - 41.00	384,333	5.57	39.70	291,267	39.36
41.74 - 48.40	365,010	6.07	43.87	328,351	44.11
57.40 - 57.45	50,320	2.97	57.40	50,320	57.40
During 2007, the Company began to issue U.S. dollar-denominated SARs. During the year, 115,760 U.S. dollar-denominated SARs were granted, at a weighted average exercise price of $42.91. All of the SARs were outstanding as of December 31, 2007 and had a remaining contractual life of 9.17 years. Of the SARs outstanding, none were exercisable at December 31, 2007.
Stock Incentive Plan
The Company’s stock incentive plan authorizes it to grant stock options and other equity-based awards to officers and employees. The maximum number of common shares currently issuable under the plan is 40,000,000. As of December 31, 2007, there were 20,629,657 awards available for grant (2006- 22,384,901).
Stock Options
Under the plan, the exercise price of an option equals the closing market price of the Company’s stock on the New York Stock Exchange on the day prior to the date of the grant and the maximum term of an option is 10 years. In general, grants vest 25% per year from the date of issuance. Under the plan, options may be granted in either Canadian dollars or U.S. dollars.

9.42

A summary of the status of the Canadian dollar-denominated options granted and exercised as of December 31, 2007 and 2006, and changes during the years ended on those dates, is as follows:

	2007		2006
		Canadian $		Canadian $
		weighted-average		weighted-average
	Options	exercise price	Options	exercise price

Outstanding at beginning of year	5,099,392	49.79	5,451,664	49.67
Granted	—	—	—	—
Exercised	(117,900)	44.23	(157,800)	42.69
Forfeited	(278,340)	52.05	(194,472)	52.16

Outstanding at end of year	4,703,152	49.80	5,099,392	49.79

Exercisable at end of year	4,699,984	49.81	5,067,267	49.85
The following table summarizes information on Canadian dollar-denominated stock options outstanding at December 31, 2007:

	Options outstanding			Options exercisable
Canadian $	Number	Weighted-average	Canadian $	Number	Canadian $
range of	outstanding at	remaining	weighted-average	exercisable at	weighted-average
exercise prices	12/31/07	contractual life	exercise price	12/31/07	exercise price

40.69 - 44.40	1,040,500	2.44	41.06	1,037,332	41.06
45.90 - 48.70	1,965,972	3.95	48.36	1,965,972	48.36
50.25 - 57.45	1,696,680	2.95	56.84	1,696,680	56.84
A summary of the status of the U.S. dollar-denominated options granted and exercised as of December 31, 2007 and 2006, and changes during the years ended on those dates, is as follows:

	2007		2006
		U.S. $		U.S. $
	weighted-average			weighted-average
	Options	exercise price	Options	exercise price

Outstanding at beginning of year	9,627,964	32.98	10,469,989	32.62
Granted	1,827,510	42.95	380,000	38.27
Exercised	(1,664,029)	32.28	(742,400)	30.83
Forfeited	(506,837)	35.04	(479,625)	32.66

Outstanding at end of year	9,284,608	34.78	9,627,964	32.98

Exercisable at end of year	7,433,244	31.75	5,094,436	31.39

9.43

The following table summarizes information on U.S. dollar-denominated stock options outstanding at December 31, 2007:

	Options outstanding			Options exercisable
U.S. $	Number	Weighted-average	U.S. $	Number	U.S. $
range of	outstanding at	remaining	weighted-average	exercisable at	Weighted-average
exercise prices	12/31/07	contractual life	exercise price	12/31/07	exercise price

26.06 - 29.70	1,053,559	4.95	26.08	1,053,559	26.08
30.79 - 33.76	3,823,136	6.48	33.53	3,670,869	33.53
33.87 - 42.96	4,407,913	8.44	38.53	2,708,816	37.46
The Company expenses the fair value of all stock options using the Black-Scholes pricing model to calculate an estimate of fair value. Under this method, a fair value is determined for each option at the date of grant, and that amount is recognized as expense over the vesting period. For the year ended December 31, 2007, compensation expense recorded in connection with stock options was $23 million (2006 — $19 million), of which $4 million was charged to discontinued operations (2006 — $3 million).
Using the Black-Scholes pricing model, the weighted-average fair value of options granted was estimated to be $8.58 and $7.99 for the years ended December 31, 2007 and 2006, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, the model requires the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the years ended December 31, 2007 and 2006 were as follows:

	2007	2006

Risk-free interest rate	4.6%	4.6%
Dividend yield	2.3%	2.3%
Volatility factor	17.1%	18.5%
Expected life (in years)	6	6
Restricted Share Units
RSUs give the holder the right to receive a specified number of common shares at the specified vesting date or upon the achievement of certain performance goals. RSUs vest over a period of up to seven years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional RSUs. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company’s common shares on the day prior to the date of grant. For the year ended December 31, 2007, compensation expense recorded in connection with RSUs was $5 million (2006 — $3 million).

9.44

A summary of the status of the time based restricted share units granted and vested as of December 31, 2007 and 2006, and changes during the years ended on those dates, is as follows:

	2007		2006
		U.S. $		U.S. $
		weighted-average		weighted-average
	RSUs	value	RSUs	value

Outstanding at beginning of year	407,925	35.89	223,715	33.86
Granted	148,761	42.75	192,098	38.20
Cancellations	(36,723)	35.15	—	—
Vested	(26,220)	34.10	(7,888)	34.79

Outstanding at end of year	493,743	38.10	407,925	35.89
Performance Restricted Share Units
In 2006, the Company introduced a new form of long-term incentive program (“LTIP”) intended to reward certain senior executives. Previously, the Company’s LTIP awards were cash based.
Under the LTIP awards, participants are granted PRSUs which give the holder the right to receive one Thomson common share for each unit held in their PRSU account that vests on the vesting date, based upon the Company’s performance during the three-year performance period against pre-established goals. Between 0% and 200% of the initial grant amounts may vest.
The holders of PRSUs accumulate additional units based upon notional dividends paid by the Company on its common shares on each dividend payment date which are reinvested as additional PRSUs. Compensation expense related to each PRSU grant is recognized over the three-year performance period based upon the closing price of the Company’s common shares on the NYSE on the day prior to the date of grant and the number of units expected to vest.
For the year ended December 31, 2007, compensation expense recorded in connection with PRSUs was $16 million (2006 — $9 million).
A summary of the status of the performance based restricted share units granted and vested as of December 31, 2007 and 2006, and changes during the periods ended on those dates, is as follows:

	2007		2006
		U.S. $		U.S. $
		weighted-average		weighted-average
	PRSUs	value	PRSUs	value

Outstanding at beginning of year	705,109	38.88	—	—
Granted	761,673	42.87	705,109	38.88
Cancellations	(167,025)	39.17	—	—
Vested	—	—	—	—

Outstanding at end of year	1,299,757	41.12	705,109	38.88

9.45

Employee Stock Purchase Plan
The Company has an Employee Stock Purchase Plan (“ESPP”) under which eligible U.S., Canadian and U.K. employees may purchase a maximum of 8,000,000 common shares. The maximum number of shares currently issuable for the U.S. ESPP is 6,000,000 and for the global ESPP is 2,000,000. Each quarter, employees may elect to withhold up to 10% of their eligible compensation, up to a maximum of $21,250 per year (or a comparable amount in Canadian dollars or pounds sterling for the global ESPP), to purchase Thomson common shares at a price equal to 85% of the closing price of the shares on the NYSE as of the last business day of the quarter. The Company recognized an expense of $5 million in 2007 relating to the 15% discount of purchased shares (2006 — $4 million).
Note 21: Supplemental Cash Flow Information
Details of “Changes in working capital and other items” are:

	2007	2006

Accounts receivable	(135)	(141)
Prepaid expenses and other current assets	(93)	2
Accounts payable and accruals	99	67
Deferred revenue	100	78
Income taxes	(27)	(35)
Other	(77)	(21)

	(133)	(50)
Income taxes paid during 2007 were $1,489 million, which included $1,299 million relating to gains on sales of discontinued operations. Income taxes paid during 2006 were $334 million, which included $23 million relating to the 2006 sales of AHC, Peterson’s and Law Manager, Inc. Income tax refunds received during 2007 were $23 million (2006 — $20 million).
In connection with the sale of Prometric, the Company received a promissory note that was recorded at its estimated fair value of approximately $60 million (see note 8).
Note 22: Related Party Transactions
As of December 31, 2007, Woodbridge and other companies affiliated with it together beneficially owned approximately 70% of the Company’s common shares.
From time to time, in the normal course of business, Woodbridge and its affiliates purchase products and service offerings from the Company. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.
In the normal course of business, a Woodbridge-owned company rents office space from one of the Company’s subsidiaries. Additionally, a number of the Company’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2007, the amounts charged for these rentals and services were approximately $1 million (2006 — $2 million).
The employees of Jane’s Information Group (“Jane’s”) participated in the Company’s pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States, until June 2007. Jane’s had been owned by the Company until it was sold to Woodbridge in April 2001. As part of the original purchase from the Company, Woodbridge assumed the pension liability associated with the

9.46

active employees of Jane’s. As a consequence of the sale of Jane’s by Woodbridge in June 2007, Jane’s employees have ceased active participation in the Company’s plans. From April 2001 until June 2007, Jane’s made proportional contributions to these pension plans as required, and made matching contributions in accordance with the provisions of the defined contribution plan. Coincident with the sale of Jane’s by Woodbridge in June 2007, Jane’s ceased to be a participating employer in any Thomson benefit plan. As a result of this change, and in compliance with applicable regulations in the United Kingdom, Jane’s made a cash contribution to the Company’s United Kingdom pension plan of approximately $12 million (£6 million).
Thomson purchases property and casualty insurance from third party insurers and retains the first $1 million of each and every claim under the programs via the Company’s captive insurance subsidiary. Woodbridge is included in these programs and pays Thomson a premium commensurate with its exposures. In 2007, these premiums were approximately $50,000 (2006 — $50,000), which would approximate the premium charged by a third party insurer for such coverage. In 2007, Thomson paid approximately $100,000 in claims to Woodbridge (2006 — none).
The Company has entered into an agreement with Woodbridge under which Woodbridge has agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. A third party administrator will manage any claims under the indemnity. Thomson pays Woodbridge an annual fee of $750,000, which is less than the premium that the Company would have paid for commercial insurance.
During the course of 2008, Woodbridge plans to reinvest the equivalent of 50% of the dividends it receives during the first three quarters of 2008. Woodbridge’s reinvestment in additional common shares of the Company will be made in accordance with the terms of the DRIP.
In September 2006, the Company entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract, the Company expects to pay Hewitt an aggregate of approximately $165 million over the ten year period of the contract. In 2007 and 2006, Thomson paid Hewitt $11 million and $16 million, respectively, for its services. Mr. Denning, one of the Company’s directors and the chairman of the board’s Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.
Note 23: Segment Information
Thomson is a global provider of integrated information solutions for business and professional customers. Effective January 1, 2007, the Company realigned its continuing operations into five new segments consisting of Legal, Financial, Tax & Accounting, Scientific and Healthcare. Prior period segment data have been restated to conform to this presentation. The accounting policies applied by the segments are the same as those applied by the Company. The reportable segments of Thomson are strategic business groups that offer products and services to target markets, as follows:
Legal
Providing workflow solutions throughout the world to legal, intellectual property, compliance and other business professionals, as well as government agencies.
Financial
Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.

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Tax & Accounting
Providing integrated information and workflow solutions for tax and accounting professionals in North America.
Scientific
Providing information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces.
Healthcare
Providing information and services to physicians and other professionals in the healthcare, corporate and government marketplaces.
Reportable Segments — 2007

				Additions to
			Segment	capital
			operating	assets(1) and	Total
(millions of U.S. dollars)	Revenues	Depreciation	profit	goodwill	assets

Legal	3,318	205	1,044	335	6,562
Financial	2,186	172	454	230	3,618
Tax & Accounting	705	21	184	316	1,440
Scientific	651	32	175	110	1,419
Healthcare	452	24	85	38	772

Segment totals	7,312	454	1,942	1,029	13,811
Corporate and other(2)	—	14	(389)	122	9,010
Eliminations	(16)	—	—	—	—

Continuing operations	7,296	468	1,553	1,151	22,821

Discontinued operations					10

Total					22,831

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Reportable Segments — 2006

			Segment	Additions to capital
			operating	assets(1) and	Total
(millions of U.S. dollars)	Revenues	Depreciation	profit	goodwill	assets

Legal	3,008	187	943	329	6,445
Financial	2,025	180	380	395	3,489
Tax & Accounting	598	22	168	66	1,086
Scientific	602	23	151	57	1,344
Healthcare	374	16	81	351	755

Segment totals	6,607	428	1,723	1,198	13,119
Corporate and other(2)	—	10	(235)	28	1,452
Eliminations	(16)	—	—	—	—

Continuing operations	6,591	438	1,488	1,226	14,571

Discontinued operations					5,571

Total					20,142
Geographic Information — 2007

		Capital assets(1)	Total
(by country of origin) (millions of U.S. dollars)	Revenues	and goodwill	assets

United States	5,859	9,519	14,830
Europe	1,011	1,758	6,866
Asia Pacific	230	192	304
Canada	170	237	788
Other countries	26	19	43

Total	7,296	11,725	22,831

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Geographic Information — 2006

		Capital assets(1)	Total
(by country of origin) (millions of U.S. dollars)	Revenues	and goodwill	assets
United States	5,350	8,962	15,531
Europe	871	1,857	3,113
Asia Pacific	193	158	387
Canada	155	164	948
Other countries	22	36	163

Total	6,591	11,177	20,142

(1)	Capital assets include computer hardware and other property, capitalized software for internal use and identifiable intangible assets.

(2)	Corporate and other includes corporate costs, costs associated with the Company’s stock-based compensation expense, THOMSONplus and Reuters transaction costs.
In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit, which is Operating profit before amortization of identifiable intangible assets, to measure the operating performance of its segments. Management uses this measure because amortization of identifiable intangible assets is not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. While in accordance with Canadian GAAP, the Company’s definition of segment operating profit may not be comparable to that of other companies.
The following table reconciles segment operating profit per the business segment information to operating profit per the consolidated statement of earnings.

	For the year ended
	December 31
	2007	2006
Segment operating profit	1,553	1,488
Less: Amortization	(256)	(240)

Operating profit	1,297	1,248

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Note 24: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles
The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The following schedules present the material differences between Canadian and U.S. GAAP.

	For the year ended December 31
	2007	2006
Net earnings under Canadian GAAP	4,004	1,120
Differences in GAAP increasing (decreasing) reported earnings:
Business combinations	92	17
Derivative instruments and hedging activities	(8)	12
Income taxes	(26)	(6)

Net earnings under U.S. GAAP	4,062	1,143

Earnings under U.S. GAAP from continuing operations	1,096	932
Earnings under U.S. GAAP from discontinued operations	2,966	211

Net earnings under U.S. GAAP	4,062	1,143

Basic earnings per common share, under U.S. GAAP, from:
Continuing operations	$1.70	$1.44
Discontinued operations, net of tax	$4.63	$0.33

Basic earnings per common share	$6.33	$1.77

Diluted earnings per common share, under U.S. GAAP, from:
Continuing operations	$1.69	$1.43
Discontinued operations, net of tax	$4.60	$0.33

Diluted earnings per common share	$6.29	$1.76

	For the year ended December 31
	2007	2006
Comprehensive income under Canadian GAAP	3,775	1,337
Differences in GAAP increasing (decreasing) reported comprehensive income:
Differences in net earnings as per above	58	23
Foreign currency translation	—	(2)
Pension adjustment (including tax charge of $118 million in 2007, $7 million in 2006)	137	16

Comprehensive income under U.S. GAAP	3,970	1,374

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	As of December 31
	2007	2006
Shareholders’ equity under Canadian GAAP	13,571	10,481
Differences in GAAP increasing (decreasing) reported Shareholders’ equity:
Business combinations	(498)	(590)
Employee future benefits	(257)	(512)
Derivative instruments and hedging activities	1	9
Income taxes	195	339

Shareholders’ equity under U.S. GAAP	13,012	9,727
Descriptions of the nature of the reconciling differences are provided below:
Business Combinations
Prior to January 1, 2001, various differences existed between Canadian and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition related liabilities. The $92 million increase to income (2006 — $17 million) primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors, principally related to the sale of Thomson Learning.
The $498 million decrease in shareholders’ equity as of December 31, 2007 (2006 — $590 million) primarily relates to basis differences in identifiable intangible assets and goodwill due to the factors discussed above, as well as a gain of $54 million recorded for U.S. GAAP resulting from a 1997 disposal mandated by the U.S. Department of Justice, which was required to be recorded as a reduction of goodwill under Canadian GAAP. On a U.S. GAAP basis, goodwill was $6,658 million at December 31, 2007 (2006 — $6,260 million). On the same basis, identifiable intangible assets, net of accumulated amortization, were $3,227 million at December 31, 2007 (2006 — $3,227 million).
Derivative Instruments and Hedging Activities
Under U.S. Statement of Financial Accounting Standards (“FAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by FAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Effective January 1, 2006, the Company adopted the same recognition and measurement principles as allowed under new Canadian GAAP accounting standards as discussed in note 2.
Prior to January 1, 2006, in accordance with Canadian GAAP, the Company disclosed the fair values of derivative instruments in the notes to the annual consolidated financial statements, but did not record such fair values in the consolidated balance sheet, except for derivative instruments that did not qualify as hedges. From January 1, 2004, derivative instruments that did not qualify as hedges were recorded in the balance sheet at fair value, and the change in fair value subsequent to January 1, 2004 was recorded in the income statement. The fair value as of January 1, 2004 was deferred and amortized into earnings in conjunction with the item it previously hedged. The reconciling items subsequent to January 1, 2004 relate to historical balances due to the fact that the adoption of the standards occurred at a later date for Canadian GAAP than for U.S. GAAP.

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For 2007, the reconciling differences between Canadian and U.S. GAAP relate to certain swap agreements that qualified for hedge accounting under Canadian GAAP but that, for the first three quarters of 2007, did not qualify for hedge accounting under U.S. GAAP.
Income Taxes
The income tax adjustment for each period is comprised of the tax effect of the U.S. GAAP reconciling items. The adjustment to shareholder’s equity relates entirely to deferred tax liabilities.
As discussed in note 2, effective January 1, 2007, the Company adopted a new accounting policy under Canadian GAAP for uncertain income tax positions which conforms to the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”). The adoption of FIN 48 was required for U.S. GAAP purposes as of January 1, 2007. As a result of this adoption, there is no difference in treatment between Canadian and U.S. GAAP for uncertain income tax positions.
Employee Future Benefits
In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“FAS 158”). FAS 158 requires an employer to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans effective for the Company’s year ended December 31, 2006. Additionally, FAS 158 requires employers to measure plan obligations at their year-end balance sheet date, effective for the Company’s year ending December 31, 2008. The Company has applied and will apply the requirements of FAS 158 prospectively at each stage of adoption.
Under the provisions of FAS 158 treatment, the Company’s reported financial position as of December 31, 2006 under U.S. GAAP reflects an increase in net pension related liabilities of $502 million, a decrease in net deferred tax liabilities of $195 million and a decrease in shareholders’ equity, reflected in accumulated other comprehensive income, of $307 million. There was no impact to reported earnings.
The following table summarizes the incremental effect, at adoption, of applying FAS 158 upon individual line items in the consolidated balance sheet under U.S. GAAP.

FAS 158
adjustments
Other non-current assets	(380)
Accounts payable and accruals	19
Other non-current liabilities	103
Long-term deferred income tax liability	(195)
Accumulated other comprehensive loss	(307)
Recently Issued Accounting Standards
In September 2006, the FASB issued FAS 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The standard had originally been effective for the Company in the first quarter of 2008. In February 2008, the adoption date for the standard was deferred until the first quarter of 2009 with respect to the valuation of certain nonfinancial assets and liabilities. The Company is currently evaluating the statement’s impact on its financial statements.

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In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. FAS 159 is effective for the Company in the first quarter of 2008. The Company does not believe that there will be a material impact upon its financial statements upon adoption.
In December 2007, the FASB issued FAS 141 (revised 2007), Business Combinations (“FAS 141R”), and FAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51 (“FAS 160”). Both FAS 141R and FAS 160 are effective for the Company in the first quarter of 2009. FAS 141R will be applied prospectively. FAS 160 requires retroactive adoption for existing minority interests and otherwise is prospective. Early adoption is not permitted. The Company is evaluating both these statement’s impact on its financial statements.
Note 25: Subsequent Events
TaxStream Acquisition
In January 2008, the Company completed the acquisition of TaxStream, a provider of income tax provision software for corporations. TaxStream will become part of the Thomson Tax & Accounting segment.
Dividends
In February 2008, the Company’s board of directors approved an annual 2008 dividend of $1.08 per common share, an increase of $0.10 per common share, or 10%, over 2007. The new quarterly dividend rate of $0.27 per share is payable on March 17, 2008, to common shareholders of record as of February 21, 2008.
TradeWeb Partnership
In October 2007, the Company announced that it had agreed to form a partnership with a consortium of nine global securities dealers to seek to further expand TradeWeb, its electronic trading unit within Thomson Financial. This transaction closed in January 2008 (see note 19).
Reuters Acquisition
On February 19, 2008, the Company announced that the European Commission, the U.S. Department of Justice and the Canadian Competition Bureau had given approval for its acquisition of Reuters.
In order to obtain antitrust clearance for the acquisition, the Company agreed to sell a copy of the Thomson Fundamentals (Worldscope) database and Reuters has agreed to sell a copy of Reuters Estimates, Reuters Aftermarket Research and Reuters Economics (EcoWin) databases. These sales include copies of the databases, source data and training materials, as well as certain contracts and employees connected to the databases.
The Company and Reuters do not expect the required sales to have any material adverse effect on the revenues or profitability of Thomson Reuters or to have any impact on the synergies expected to be generated by the acquisition. The two companies are not required to complete the sales prior to the closing of the acquisition. All regulatory approvals to close the transaction have now been obtained.
The Company and Reuters will be seeking shareholder and court approvals and expect the transaction to close on or about April 17, 2008.

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Litigation
In February 2008, a purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. Thomson intends to defend itself vigorously in this case.

9.55